11/18

02060608

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BiosaGen

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

FILE NO. 82- 5735 FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 12/16/02

82-5135

ARIS
6-30-02

BresaGen



NOTICE OF MEETING

The BresaGen Limited Annual General Meeting
will be held at:

Einstein's
Building 16
University of Adelaide Thebarton Campus
Stirling Street
Thebarton 5031
South Australia

On Thursday 21 November 2002,
commencing at 3.30pm

CONTENTS

Front cover: Human neural networks derived from embryonic stem cells.
The green cells represent the type of neuron needed to treat Parkinson's Disease.

- 4.8% increase in total revenues to $6.05million.
- Loss after tax of $11.86million, excluding write-downs, the loss was $9.01million.
- Expenditure on research and development increased 26.4% to $10.15million.
- Cash balance of $16.23million at 30 June 2002.
- Cell Therapy awarded a $US1.3million plus indirect costs grant from the US National Institutes of Health (NIH) to distribute qualifying cell lines.
- Protein Pharmaceuticals revenue decreased 1.6% to $2.55million, however sales of growth hormones and E21R increased 24.1% to $1.47million.
- Reproductive Biotechnology reported a loss of $23k. The division is substantially funded by the Juvenile Diabetes Foundation and an international pig breeding company.

PERFORMANCE SUMMARY

		Financial Year Ended 30 June				
	Note	**2002 $'000**	2001 $'000	2000 $'000	1999 $'000	1998 $'000
Total revenue		**6,049**	5,771	2,831	3,236	3,227
Research and development income		**3,362**	3,263	1,227	1,785	2,364
Research and development expenditure		**10,146**	8,026	3,649	2,319	2,940
Consolidated profit/(loss)		**(11,861)**	(6,496)	(3,342)	(2,195)	(2,492)
Basic earnings per share	1	**(21.83)**	(14.01)	(11.24)	(17.78)	(20.18)
Net cash burn	2	**10,044**	6,750	4,836	2,235	2,120
Cash or cash equivalents at 30 June		**16,226**	25,833	15,246	1,209	3,445
Net assets at 30 June		**31,866**	43,231	21,116	1,033	3,228
Net tangible assets per share	1	**0.33**	0.58	0.51	(0.27)	(0.10)

1 Comparatives for 1998 have been restated to allow for the capital reconstruction that took place on 30 June 1999
2 Excludes proceeds from share issues

business philosophy

BresaGen's business philosophy is linked to three words - Innovative, Adaptive, and Commercial. This strategic view encompasses much of what we do and provides the measures for how we set our milestones.


PR Hart

"Fundamental to our business plan, will be the raising of additional equity in the near future. This will enable us to continue the operating model as well as exploring the possibility of new acquisitions."


INNOVATIVE
ADAPTIVE
COMMERCIAL

In reviewing the events that have shaped the last 12 months at BresaGen Limited and, indeed, looking towards the challenges of our promising future, the three cornerstones of our business philosophy continue to hold true - Innovative, Adaptive and Commercial. Perhaps we should also add resilient.

The financial year 2002 will be remembered as a period of enormous upheaval, change and uncertainty. No industry, including our own sector of biotechnology, has been able to avoid the ups and downs and indeed the biotechnology market both in Australia and in the US has been more volatile than most.

At BresaGen we have seen our share price rise to a reasonably healthy $1.27 in August 2001 only to descend to a disappointing 37 cents in July 2002 and then start to push up again. Similar patterns have been noted in other biotech companies here and overseas. As a consequence, fund raising opportunities have been limited. Striking a balance between the conservation of resources and continuing the scientific programmes has been a primary focus of the Company.

As a listed company we know that our ultimate success is dependent on the development of commercial products. The Board of BresaGen understands this imperative. It also appreciates that to bring a new therapeutic product to market it must commit to many years of research, clinical trials and regulatory approvals. Investment in biotechnology is not a short-term strategy. The potential rewards are significant but they won't materialise overnight.

One of our greatest challenges is in being sufficiently commercial in the short term while not losing sight of those long-term goals. BresaGen has been marketing several products for a number of years - EquiGen® and our research level human growth hormone, for example. Our main focus, however, now centres on human stem cell research and product development. Details of this work along with our Protein Pharmaceutical and Reproductive Biotechnology divisions feature later in the report.

Ensuring that we have sufficient funds to continue this important work is a major responsibility for the BresaGen Board. During the last year we shared with three non-listed organisations in a grant of US$3.5 million from the National Institutes of Health in the US, directly attributable to our outstanding endeavours in the human stem cell field.

The failure of the Phase II acute myeloid leukemia trial for E21R was a major setback to our Protein Pharmaceutical division. We are however investigating alternative uses for the drug and, importantly, alternative work for most of the people and infrastructure.

Fundamental to our business plan, will be the raising of additional equity in the near future. This will enable us to continue the operating model as well as exploring the possibility of new acquisitions.

Many investors will have been aware of the case brought by Macquarie Bank against the Australian Tax Office involving Syndicated Research conducted by BresaGen from 1992 to 1995. The Administrative Appeals Tribunal found in favour of Macquarie Bank. The case is now subject to an ATO appeal. However, we are hopeful of a timely and successful resolution.

The senior management team at BresaGen is to be congratulated for the outstanding contribution made during the year. The Board wishes to acknowledge their dedication and passion for the job.

There were two Board changes at the end of this year with the retirement of two long-serving members. John Hasker, Chairman of BresaGen since 1999, led the Company through its Initial Public Offering and also its first major acquisition in the USA. Peter Jenkins has been a director since 1997 and his expertise particularly in drug development and commercialisation was of significant benefit. The Board wishes to thank them sincerely for their efforts and to wish them well in future endeavours.

BresaGen is a dynamic company in a rapidly evolving sector. It is likely that during the next few months there will be several new Board appointments that reflect the changes and development of our business both in Australia and at our operation in Athens, Georgia. The Board will also be looking to ensure that its makeup and also that of it sub committees meets or exceeds the statutory requirements of regulatory authorities in Australia and in the USA. We look forward to an exciting year of scientific breakthrough, product development and capital growth for our investors.

Peter Hart
Chairman

long-term goals

One of our greatest challenges is in being sufficiently commercial in the short term while not losing sight of those long-term goals.


JR Smeaton

"BresaGen is a recognised world leader in its field. This year we made significant progress in the development of embryonic stem cell-derived products for central nervous system diseases (CNS) with an early emphasis on Parkinson's Disease."

The year has presented many hurdles for biotechnology companies working to bring exciting new products to the market but lacking the positive cash flows of established businesses.

At BresaGen we have worked steadily to meet the technical and regulatory challenges that precede product launches and to build upon our intellectual property portfolio.

In my opinion deflation of share prices for many companies including BresaGen has gone too far, with many companies trading at only a small premium or even below cash on hand. Effectively the market is putting no value on the intellectual property held. There are some outstanding bargains in the listed biotechnology sector worldwide for those confident that the sector will spawn the great growth opportunities of the future based upon intellectual property which already exists.

Therapeutic product opportunities based upon human embryonic stem (hES) cell technology have generated widespread debate and legislative attention in both the United States and Australia where BresaGen has operational laboratories. BresaGen has been a key participant in shaping this regulatory environment. I believe we have been successful to date and that the legislative outcomes in both countries will leave us with a legal and ethical way forward. Our position on such matters is posted on our website and regularly updated.

BresaGen is a recognised world leader in its field. This year we made significant progress in the development of embryonic stem cell-derived products for central nervous system diseases (CNS) with an early emphasis on Parkinson's Disease. While there is still much to be learnt I am increasingly confident that the potential we have seen in hES cells as the basis for new therapies will be realised. A more detailed account of our progress in the stem cell therapy field starts on page 6 of this Annual Report.

Alongside the technical work we have also been paying attention to the complex intellectual property issues which surround embryonic stem cells. Both new patent filings and the ongoing negotiation of alliances are designed to give BresaGen "Freedom to Operate" when our new products are ready to enter the marketplace.

Turning now to the Protein Pharmaceuticals side of the business, we had a major disappointment this year when our E21R acute myeloid leukemia product failed to live up to the promise shown in preclinical trials. E21R is still being tested as an anti-rheumatoid arthritis drug where the mechanism of action is different. We expect to know the results of this trial about mid 2003.

We have since had a strategic review of operations, a reduction of 9 full time equivalent positions, the implementation of cost saving measures and a narrowing of the corporate focus.

BresaGen is committed to the construction of a new corporate facility in Adelaide to meet US Food and Drug Administration (FDA) requirements. The facility will house all our Australian based activities including research, development, manufacturing and administration. Financing was arranged with the assistance of the South Australian Government on a ten-year buy back. The first stage of the facility is scheduled to be ready for occupation just before Christmas 2002.

The experience gained from E21R is being applied to process development for others who have promising new small protein or peptide drug products but are unable to manufacture them at the right cost, quantity or standard for clinical trials. Such contracts are intended to lead to either manufacturing or royalty arrangements.

Finally I would like to pay tribute to our staff who have continued to perform well in quite difficult circumstances. We enter 2003 knowing we will have appropriate facilities in which to work and that our concepts for stem cell products - which do not require therapeutic cloning – will in time become a reality.

John Smeaton
President and Chief Executive Officer

BresaGen Laboratory, University of Georgia, Athens, Georgia



"BresaGen continues to apply its resources to developing treatments for neural diseases, mostly because in treating conditions of the central nervous system there are fewer issues with the immune system and therefore fewer chances of rejection."

Significant events for BresaGen and the Cell Therapy field

May 2001
BresaGen derives four human embryonic stem cell lines

June 2001
BresaGen has 13 patent application families

August 2001
President Bush announces US government support for research on human embryonic stem cell lines derived before 9 August 2001

August 2001
BresaGen scientists derive neural cell types from primate embryonic stem cells using their proprietary differentiation technology

October 2001
BresaGen opens new laboratories in Athens, Georgia on UGA campus

The Cell Therapy division at BresaGen has made exceptional progress during the last year with significant events both inside and outside the Company confirming its place as a leader in this field.

The research and product development work undertaken both in Adelaide, Australia and in Athens, Georgia has become a major undertaking for the Company and will continue to expand over coming months and years.

Just over a year ago President George W Bush announced US government support for funding of existing human embryonic stem cell lines of which BresaGen had derived four. It was a watershed decision in the history of stem cell research and has focussed the attention of scientists, politicians, religious leaders, patients and other interested people in a sustained and passionate debate.

The range of treatments that may one day be developed through the use of human embryonic stem cells is large. However, BresaGen continues to apply its resources to developing treatments for neural diseases, mostly because in treating conditions of the central nervous system there are fewer issues with the immune system and therefore fewer chances of rejection. The Company's particular focus is on Parkinson's Disease. At present there is no effective cure while an estimated 120,000 people in the US and EU continue to be diagnosed with the disease each year. Already, proof of principle has been established in man by BresaGen's collaborator Dr Curt Freed using foetal cells. In addition, BresaGen has established a strong Intellectual Property portfolio around neural cells.

In October 2001, not long after the Bush announcement, the Company's US subsidiary BresaGen Inc received permission to carry out research at its new facility on the University of Georgia campus, in Athens, Georgia. Headed by Senior Vice President and Chief Scientific Officer, Dr Allan Robins, the Athens facility focuses exclusively on cell therapy research and has reported some significant milestones.

Significant events for BresaGen and the Cell Therapy field

April 2002
COAG meeting recommends uniform Federal legislation to regulate embryonic stem cell research and therapeutic cloning in Australia

April 2002
BresaGen one of the first recipients of US National Institutes of Health grant for human embryonic stem cell research

June 2002
Prime Minister Howard announces $46 million funding package to establish the Biotechnology Centre of Excellence. BresaGen among participants

June 2002
BresaGen has 17 patent application families

July 2002
BresaGen scientists derive neural cell types from human embryonic stem cells using their proprietary differentiation technology

In August 2001 the team made an important advancement when they succeeded in deriving neural cell types from primate embryonic stem cells using the Company's proprietary differentiation technology. Later in July 2002 they were able to take this technique a step further when they were able to derive neural cell types from human embryonic stem cells. This has been a significant breakthrough in the development of a commercial treatment for Parkinson's Disease.

Shortly afterwards BresaGen began testing human cells in an animal model of Parkinson's Disease and next year the scientists expect to begin further studies in a primate model.

The treatment will have three components – the supply of highly effective and well characterised neural cells, a magnetic resonance imaging (MRI) system which will enable surgeons to target delivery to the exact location in the brain and a sophisticated catheter device for the cell delivery. In August this year the US Food and Drug Administration approved 510K registration of BresaGen's first catheter designed specifically for cell delivery to the Central Nervous System. It can now be validated for intracranial delivery of stem cells and drugs to patients with stroke and neurodegenerative diseases.

BresaGen currently has 19 patent application families relating to Cell Therapy. Four new patent applications were filed in the past year. These applications will support BresaGen's position as a leader in this field.

The costs associated with this development work and the long-term need for funding demands constant attention from BresaGen management.

In the year to June 30 2002, the Cell Therapy division reported a loss of $5.30million compared with $3.43million the previous year - largely attributable to the fact that BresaGen Inc had only been operating for 8 months at the end of June 2001. Total expenditure for the division was up by $1.48 million to $6.66 million.

Offsetting costs to some extent has been the substantial government funding BresaGen has attracted in Australia and the United States.

In April 2002, the US National Institutes of Health approved a grant to BresaGen worth US$1.3million in direct costs with indirect costs still being negotiated. These funds - which became available in July 2002 - will be used for expansion, testing, quality assurance and distribution of cell lines to other research organisations.

July 2002	Augustl 2002	August 2002	September 2002	September 2002
BresaGen begins testing of human cells in animal models of Parkinson's Disease	US FDA approves 510K registration of catheter device for use in BresaGen's stem cell treatment for Parkinson's Disease	BresaGen succeeds in growing human embryonic stem cells on human feeders	Joint Senate Committee established to examine the legislation on embryonic stem cell research in Australia. BresaGen appears before committee	Bill enabling embryonic stem cell research passed in the House of Representatives

In Australia a Federal Government Start grant partially funds the Adelaide Cell Therapy Program. At June 30 2002 $2.71million of the $4.93million grant had been received. The Cell Therapy Program will be relocated to BresaGen's new facility in Thebarton along with the other parts of the business in the new year.

At the time of writing the Annual Report, Australian Federal Government legislation concerning stem cells is the subject of intense debate and, no doubt will continue to be a hot issue for some time to come.

BresaGen Senior Vice President and Medical Director, Dr Chris Juttner has led the Company's effort to support the passage of the "Research Involving Human Embryo Bill" which has now been passed in the House of Representatives. It is yet to be put to a vote in the Senate.

While BresaGen strongly supports the move in Australia to introduce a nationally uniform legislative framework allowing human embryonic stem cell isolation and research, the Bill, in its current form, does give rise to some concern.

As it stands, the Bill will only allow research to be carried out on surplus human embryos that were frozen before 5 April 2002. BresaGen believes that there are already enough embryonic stem cell lines for research, but new lines which have been isolated under current Good Manufacturing Practice conditions will be required for use in human clinical trials to produce therapies to treat disease.

If the April 5 2002 deadline remains, it will preclude the development of cell lines for therapeutic purposes in Australia. Development of stem cell based disease treatments in Australia will be dependent upon imported cell lines. In BresaGen's case this will mean accessing cell lines from our US laboratories.

In the past few months BresaGen has issued a Position Paper on this subject and also prepared a written submission to the Joint Senate Committee.

Overall, it has been a challenging and rewarding period for the Cell Therapy division at BresaGen. Highlights are captured in the timeline included in these pages. Overwhelmingly it is clear that our teams in Australia and the United States are producing great work. As well as the enormous scientific achievement, this dual operation provides us with greater freedom to operate in the two different regulatory environments, a significant safety factor.

BresaGen Manufacturing Facility, Adelaide, Australia



"An exciting new initiative is the launch of 'protEcol™ Services'. The division has developed the capability to produce a range of proteins, by new and more efficient techniques - a skill set which the new business unit is able to market."

The Company's Protein Pharmaceuticals division had a mixed year with several major achievements in product development and commercial opportunities as well as a failure in one of our drug applications, noted earlier in the report.

The human growth hormone (hGH) project has made technical advances this year. hGH is currently being developed as an "active pharmaceutical ingredient" for sale to pharmaceutical and drug development companies for incorporation into their own formulations. This takes us a step closer to registering the drug as a generic biological product in Australia within the next two years.

Our marketed product EquiGen® showed a 19% increase in revenue over last financial year. To date BresaGen has marketed the product directly in Australia and New Zealand. To increase sales in this region, a distribution agreement has been signed with CSL Limited under which they will assist with part of the manufacturing process and market the product in Australia and New Zealand. BresaGen will continue to focus on marketing and sales in the rest of the world. The main objective is to increase profitability by continued reduction of cost of goods and increase in sales.

An exciting new initiative is the launch of 'protEcol™ Services'. The division has developed the capability to produce a range of proteins, by new and more efficient techniques - a skill set which the new business unit is able to market. protEcol™ Services offers process development to produce proteins and larger peptides cost-effectively. Two development contracts were completed during the year and a further two are in progress. Ultimately, we would see these projects grow to fill the capacity in our new manufacturing facility in Thebarton. Intellectual property is in- and out-licensed as required to maximise the potential for this unit.

The technical reasons which led to the cessation of the Phase II acute myeloid leukemia trial for E21R do not apply to other indications where the predicted mode of action is different. The effectiveness of the agent as an antagonist of GM-CSF is not in question, which means that it is still a potential therapeutic for CMML (chronic myelomonocytic leukemia), a juvenile form of this disease (JMML) and rheumatoid arthritis. The product continues to be evaluated in a Phase I/II trial for rheumatoid arthritis. The outcome of this trial will be known in mid-2003. If successful, a partner will be sought to undertake further trials. The potential market size for a rheumatoid arthritis therapeutic like this is in excess of US$200million per annum.

The capabilities held within the division now include the complete range of skills needed to take potential protein drugs from early concept stage to Phase II efficacy trials and beyond. These skills will be more efficiently employed in the new facility due for completion in March 2003.

This facility will be capable of producing new recombinant peptide and protein drug candidates under current good manufacturing practice (cGMP) to world best practice standards. This will be of benefit not only to BresaGen, but to the Australian biotechnology industry.

BresaGen Reproductive Biotechnology unit, Adelaide, Australia



"Simply by taking a sample of ear tissue from the best animals in a herd it will be possible to produce multiple copies of these animals for breeding purposes including export."

The Reproductive Biotechnology division based at BresaGen's Adelaide headquarters is a small but remarkably innovative component of the overall business operation.

Many shareholders will recall that in May 2001, BresaGen and the team at Melbourne's St Vincent's Hospital announced the birth of Australia's first cloned pig. The event created something of a media sensation at the time, being the fourth successful cloned pig in the world and the result of a new cloning technique.

While the division hasn't had quite the same high public profile this year, work has continued apace with a number of papers published in peer reviewed scientific journals and further patent filings in the general area of cloning.

There are two areas of opportunity for this type of cloning. The first is in the xenotransplantation industry where the transplant of pig organs to humans may eventually become a reality. The immediate challenge here is to produce a pig without the gal gene which is believed to cause the initial hyperacute rejection of pig organs in humans. BresaGen scientists are intently working toward this important milestone. BresaGen holds key intellectual property in this area.

The second area of opportunity is in the area of commercial pig breeding. Using efficient cloning technology, it will be possible to rapidly disseminate the best genetics throughout the industry.

Simply by taking a sample of ear tissue from the best animals in a herd it will be possible to produce multiple copies of these animals for breeding purposes including export.

The Reproductive Biotechnology division is externally funded by an international pig production company and the Juvenile Diabetes Research Foundation and the National Health and Medical Research Council.

The Juvenile Diabetes Research Foundation/NHMRC grant is a collaborative program with the National Pancreas Transplant Unit at Westmead Hospital, University of Sydney, the Immunology Research Centre, St Vincent's' Hospital, University of Melbourne and the Walter and Eliza Hall Institute.

The work focuses on developing a preclinical xenotransplantation model as potential cure for Type 1 Diabetes which afflicts hundreds of thousands of people world wide.

This statement outlines the main corporate governance practices that were in place throughout the period, unless otherwise stated.

THE BOARD OF DIRECTORS

The business of BresaGen Limited is managed by the directors who may exercise all of the powers that the Company's Constitution, the Corporations Act 2001, the Australian Stock Exchange (ASX) or the ASX Listing Rules do not require to be exercised by the Company in general meeting.

The role of the Board includes:

- setting the Company's strategic direction;
- ensuring the Company's risk management and compliance systems are effective;
- setting the remuneration framework for the Company and assessing the performance of, and compensation for, senior management;
- approving the annual business plan and budgets.

The Board delegates the executive management of the Company to the Chief Executive Officer.

COMPOSITION OF THE BOARD

Details of the directors are set out on pages 16 and 17 of the directors' report. The constitution provides for a minimum of three and maximum of twelve directors.

The composition of the Board is determined using the following principles:
- the Chairman of the Board should be an independent non-executive director;
- the Board should comprise a majority of non-executive directors;
- the Board should comprise directors with a broad range of experience both nationally and internationally;
- directors appointed by the Board are subject to election by shareholders at the following annual general meeting and thereafter directors (other than the Managing Director) are subject to re-election at least every three years. The tenure for executive directors is linked to their holdings of executive office.

The Board has accepted the following definition of an independent director:
An independent director is a director who is not a member of management (a non-executive director) and who:
- is not a substantial shareholder (5% or more of the voting rights) of the Company or an officer of, or otherwise associated, directly or indirectly, with a substantial shareholder of the Company;
- has not within the last three years been employed in an executive capacity by the Company or another group member, or been a director after ceasing to hold any such employment;
- is not a principal of a professional adviser to the Company or another group member;
- is not a significant supplier or customer of the Company or another group member, or an officer of or otherwise associated, directly or indirectly, with a significant supplier or customer;
- has no significant contractual relationship with the Company or another group member other than as a director of the Company; and
- is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company.

To assist in the execution of its responsibilities, the Board has established a number of Board Committees including a Remuneration and Nomination Committee and an Audit Committee.

REMUNERATION AND NOMINATION COMMITTEE

The Remuneration and Nomination Committee's Functions and responsibilities include:

- reviewing the performance of senior executives;
- reviewing and recommending the remuneration of senior executives;
- recommending the Company's remuneration policy;
- reviewing and recommending non-executive director fees;
- nomination of directors, giving consideration to the balance, nature and degree of expertise required and its ongoing relevance to the Company's activities.

The members of the committee are:

PR Hart (Chairman)
R Mazzocchi
J Hasker (retired 15 July 2002)

AUDIT COMMITTEE

The Board established an Audit Committee to review and make recommendations on the Company's financial statements and published financial disclosures, the risk management program, internal control procedures and all internal review and external audit matters. The Company is currently developing a Charter to govern the Audit Committee that will be approved by the Board of Directors.

The external auditors and the Chief Financial Officer are invited to Audit Committee meetings. At the request of the Audit Committee or the external auditors, the two parties may meet without management in attendance.

The responsibilities of the Audit Committee include:

- reviewing the financial report and other information distributed externally;
- monitoring the establishment of appropriate internal financial and management control systems;
- reviewing the nomination, performance, remuneration and scope of activity of the external auditors;
- reviewing the external audit reports to ensure that any identified deficiencies are subject to prompt remedial action by management;
- monitoring compliance with the Corporations Act 2001, Australian Stock Exchange Listing Rules and related reporting requirements.
- review the nomination and performance of the auditor. The external auditors, KPMG were appointed when the company listed on the Australian Stock Exchange in September 1999. The lead audit engagement partner was last rotated in 2002 and will rotate at a maximum of every seven years.

The Audit Committee reviews the performance of the external auditors on an annual basis and normally meets with them during the year as follows:

Prior to announcement of results:

- to review the pro-forma half yearly and pro-forma preliminary final report prior to lodgement of those documents with the ASX, and any significant adjustments required as a result of the audit.
- to make necessary recommendations to the Board for the approval of these documents.

Half-year and annual reporting:

- to review the results and findings of the auditor, the adequacy of accounting and financial controls, and to monitor the implementation of any recommendation made.
- to review the draft financial report and the audit report and to make the necessary recommendation to the Board for the approval of the financial report.

As required:

- to organise, review and report on any special reviews or investigations deemed necessary by the Board.

The members of the committee are:

GN Vaughan (Chairman)
PR Hart (appointed 15 July 2002)
J Hasker (retired 15 July 2002)
PR Jenkins (retired 15 July 2002)

DIRECTORS DEALINGS IN COMPANY SHARES

The Constitution does not preclude directors from acquiring shares in the Company. Company policy prohibits directors from dealing in Company shares:

- in the three months prior to the release of the Company's half-year and annual results to the Australian Stock Exchange;
- whilst in possession of price sensitive information.

THE ROLE OF SHAREHOLDERS

The Board ensures that shareholders are informed of all major developments affecting the Company's affairs. All documents that are released publicly are made available on the consolidated entity's website at www.bresagen.com.au.

The Company uses the following measures to ensure as far as possible equal access to material information:

- email database. Shareholders are urged to register by emailing corporate@bresagen.com.au
- Appointment of a Communications Officer (Company Secretary) whose task is to ensure the Company abides by the Continuous Disclosure regime.

The Board encourages full participation of shareholders at the Annual General Meeting. The shareholders are requested to vote on the appointment and aggregate remuneration of directors and the granting of options and shares to directors.

directors of the company

1.PR Hart
2.JR Smeaton 3.GN Vaughan
4.CA Juttner 5.R Mazzocchi 6.J Kucharczyk

The directors present their report together with the financial report of BresaGen Limited (the Company) and the consolidated financial report of the consolidated entity, being the Company and its controlled entities, for the year ended 30 June 2002 and the auditors' report thereon.

The directors of the Company at any time during or since the financial year are:

PR Hart - 58, BSc (Hons Electrical Engineering), appointed 1996
Chairman, Independent Non-Executive Director
Mr Hart is currently Chairman of Defence Teaming Centre and Director of Avalon Systems Pty Ltd. He was formerly Managing Director of Luminis Pty Ltd, the commercial development and technology transfer company of The University of Adelaide, and a previous Chief Executive Officer of Thorn-EMI – Electronics Australia.

JR Smeaton - 61, BAg Sc (Hons), PhD (Biochemistry), appointed 1987
Managing Director
Dr Smeaton has been involved in the biotechnology field for over 20 years having previous experience with Xerox and Perkin-Elmer Corp in the USA in the development and marketing of advanced medical diagnostic equipment. He was previously President of Stat Engineering, Managing Director of Bioclone Australia Pty Ltd, General Manager of Australian Genetic Engineering Ltd and President of Agen USA Inc.

GN Vaughan - 69, MSc (Chemistry), PhD (Microbiology), appointed 1998
Independent Non-Executive Director
Dr Vaughan is the current Chairman of the Co-operative Research Centres Committee and a member of the Industry Research and Development Board. Dr Vaughan is a director of the Institute of Drug Technology Australia Limited and Medica Holdings Limited. During 1992-96 he held the position of National Manager, Therapeutic Goods Administration. He has held academic positions as Dean and Director of the Victorian College of Pharmacy, Director of Chisholm Institute of Technology, and Deputy Vice-Chancellor of Monash University.

CA Juttner - 58, BMedSci (Hons Physiology), MBBS, FRACP, appointed 2000
Executive Director
Dr Juttner was the Deputy Director of the Hanson Centre for Cancer Research, and is currently a Director of Pacific Biomedical Consulting. He has over 30 years experience in the medical research and cell and gene therapy field having previously been Vice President, Clinical Research and Development for SyStemix Inc and Genetic Therapy Incorporated in the USA, and Clinical Director, Hanson Centre for Cancer Research in Adelaide. He has held senior executive roles at the Institute of Medical and Veterinary Science, Medvet Science and the Royal Adelaide Hospital, Adelaide, South Australia.








R Mazzocchi - 43, BSc (Biochemistry), Grad Degree in Biophysics, appointed 2000
Independent Non-Executive Director
Mr Mazzocchi is President and Chief Executive Officer of Image-Guided Neurologics, Inc. He has 19 years of executive experience within the medical device industry and was previously Founder, President & CEO of Microvena Corporation. He also co-founded several other US medical device companies including Vascular Science, Inc, Thermonix, Inc, CytoGenesis, Inc, and Quasm Inc. He is currently a Director of ReStent Therapeutics, Image-Guided Neurologics, Inc, and Quasm, Inc.

J Kucharczyk - 52, PhD (Neuroendocrinology), appointed 2000
Non-Executive Director
Dr Kucharczyk is a Professor of Radiology and Neurosurgery and Director of Health Services Research, University of Minnesota. He co-founded several US medical high-tech start-ups including ITI Medical Technologies, Inc, Image-Guided Neurologics, Inc and CytoGenesis, Inc. He has served as a senior health policy advisor to the Government of Canada, and as a lobbyist for the Canadian Federation of Biological Societies. He is currently a Director of Image-Guided Neurologics, Inc, and Quasm, Inc.

J Hasker - 62, BE (Hons), Dip TRP, MBA, FIE, appointed 1999, retired 15 July 2002
Independent Non-Executive Chairman
Mr Hasker is a professional Director specialising in the health-care sector. He is also Non-Executive Chairman of the Australian Red Cross Blood Service, Medica Holdings Limited, Aurora Energy Pty Ltd and a Director of Tassal, Pivot and Arthron Limited. He was Managing Director and CEO of FH Faulding & Co Limited from 1984 to 1988 and was subsequently General Manager of several Business Groups within ICI Australia until 1996.

PR Jenkins - 67, appointed 1997, retired 15 July 2002
Independent Non-Executive Director
Former Chief Executive Officer of Trace Scientific Limited, a medical diagnostic company. Prior to this he held various senior marketing and general management positions with Schering-Plough Corporation, a large US healthcare company in Australia and overseas. He is currently an investment director with the venture capital organisation Colonial First State Private Equity Limited.

DIRECTORS' MEETINGS

There were nine Directors' Meetings, three Remuneration and Nomination Committee Meetings and two Audit Committee Meetings held during the financial year. The number of meetings attended by each of the directors of the Company were:

	Board Meetings		Remuneration Committee Meetings		Audit Committee Meetings	
	Attended	Held*	Attended	Held*	Attended	Held*
J Hasker	9	9	3	3	2	2
JR Smeaton	9	9	N/A	N/A	N/A	N/A
PR Hart	9	9	3	3	N/A	N/A
PR Jenkins	6	9	N/A	N/A	2	2
CA Juttner	9	9	N/A	N/A	N/A	N/A
J Kucharczyk	9	9	N/A	N/A	N/A	N/A
R Mazzocchi	8	9	3	3	N/A	N/A
GN Vaughan	7	9	N/A	N/A	2	2

*Reflects the number of meetings held during the time the director held office during the year.

PRINCIPAL ACTIVITIES

The principal activities of the consolidated entity during the financial year were carried out in the following business segments:

Cell Therapy	Research to develop treatment for disease through the use of embryonic stem cells.
Protein Pharmaceuticals	Research and production of cost effective technology to express and purify recombinant proteins on a commercial scale.
Reproductive Biotechnology	Research to improve the efficiency of proprietary cloning methodology and develop xenotransplant technologies in pigs.

There were no significant changes in the nature of the activities of the consolidated entity from the prior year.

DIVIDENDS

No dividends have been paid by the Company or recommended by the directors since the end of the previous financial year.

REVIEW AND RESULTS OF OPERATIONS

Overview

The consolidated entity reported revenues for the year ended 30 June 2002 of $6,049,000 compared to the prior year of $5,771,000 an increase of 4.8%.

The consolidated loss after income tax for the year ended 30 June 2002 was $11,861,000 compared to a prior year loss after income tax of $6,496,000.

The current year consolidated loss incorporates one-off write-downs totalling $2,850,000 associated with the termination of the E21R British Biotech collaboration into acute myeloid leukaemia (AML), the suspension of the Company's studies in adult chronic myelomonocytic leukaemia (CMML) and the suspension of canine ST (cST) development. In relation to E21R the Company has written off the following items:

- Capitalised Intellectual Property totalling $1,160,000;
- E21R stock on hand totalling $267,000 as it now has a net realisable value of $Nil;
- Medvet core technology license with a written down value of $318,000;

In relation to cST the Company has written off capitalised Intellectual Property totalling $1,060,000. Capitalised patent costs that had a net written down value of $45,000 have also been written off.

Excluding the above write-downs the current year consolidated loss was $9,011,000, an increase over the previous year of 38.7%.

Expenditure on research and development (R&D) amounted to $10,146,000 for the year, compared to $8,026,000 in the prior year. This increase was substantially due to our US subsidiary BresaGen, Inc. being in operation for the full year whereas it was operating for less than eight months in the prior year. This resulted in an increase in R&D expenditure of $1,480,000 year on year.

Review by Segment

Refer to Note 31 of the notes to the financial statements for presentation of the results of the Company by business segment.

Protein Pharmaceuticals

This division reported an operating loss of $1,057,000 for the 12 months ended 30 June 2002 compared to $756,000 in the prior year. Including the one-off write-downs referred to above the loss increased to $3,907,000.

Revenues were $2,546,000 compared with $2,587,000 for the prior year:
- Sales revenue including growth hormones, E21R and provision of contract services increased 24% to $1,473,000;
- A $510,000 milestone payment was received from British Biotech on the first patient being recruited into their human phase II Acute Myeloid Leukemia trial;
- The last of the E21R Start Grant of $473,000 was received;

Protein Pharmaceuticals divisional expenses totalled $3,603,000 (excluding one-off write-downs) compared to the previous year of $3,343,000, an increase of 7.8%.

Cell Therapy

This division reported a loss from ordinary activities of $5,299,000 for the 12 months up from a loss of $3,433,000 in the previous year.

The main reason for the increase being that BresaGen, Inc. was operating for less than eight months during the prior year. BresaGen, Inc. operations are concentrated wholly on Cell Therapy. Expenditure increased $1,480,000 year on year. Revenues derived by this division relate to a Federal Government Start grant partially funding our Adelaide based Cell Therapy Program. Start grant revenue is derived on the basis of incurring eligible expenditure. As at 30 June 2002 $2,714,000 of the $4,929,000 grant had been received.

A further grant from the US National Institutes of Health (NIH) was awarded to BresaGen, Inc during the current year. This grant totalling $US1.3m plus indirect costs is providing funds for expansion, testing, quality assurance, and distribution of cell lines that meet President Bush's criteria for US Federal funding of research on human embryonic stem cells. As at 30 June 2002 none of this grant had been drawn down.

Reproductive Biotechnology

This division reported a loss from ordinary activities of $23,000 for the twelve months against a budgeted loss of $2,000. This division is substantially self-funding with funding from the Juvenile Diabetes Research Foundation (JDRF) and an international pig breeding company.

Liquidity

The consolidated entity had cash of $16,226,000 as at 30 June 2002 compared to $25,833,000 as at 30 June 2001. The Statement of Cash Flows shows that cash used in operating activities amounted to $7,970,000 and payments for property, plant and equipment primarily in relation to the Company's new facility totalled $2,205,000. Following the restructure announced on 29 July 2002, we anticipate current cash reserves funding our existing operations until the fourth quarter of calendar year 2003. The Company is exploring options to extend its cash reserves beyond the fourth quarter of calendar year 2003 including:

- raising additional capital;
- arranging debt finance to fund the plant and equipment requirements of the new production and administration building; and/or
- further restructuring of current activities.

STATE OF AFFAIRS

Significant changes in the state of affairs of the consolidated entity during the financial year were as follows:

- On 18 March 2002, the Company entered into a loan agreement with the State Government of South Australia to provide finance for the construction of a new production and administration building. The total cost of the building is estimated to be $8.9m, with $8.0m of this funded via the loan agreement with the State Government of South Australia.

EVENTS SUBSEQUENT TO BALANCE DATE

In the opinion of the directors of the Company there has not arisen since 30 June 2002 any other item, transaction or event of a material and unusual nature likely to affect significantly, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in future financial years other than as listed below:

- On 23 July 2002 it was announced that the collaborative agreement between the Company and British Biotech to develop the drug E21R was terminated. The decision to terminate was made following British Biotech's decision to stop Phase II clinical trials of the drug as new pre-clinical study data failed to confirm the Company's earlier assessment of commercial prospects.
- Following the termination of the contract with British Biotech the Company put together a restructuring programme and on 29 July 2002 nine redundancies were announced.

LIKELY DEVELOPMENTS

The consolidated entity will continue to develop its expertise and technology and commercialise the outcome thereof.

Further information as to likely developments in the operations of the consolidated entity and the expected results of the operations in subsequent financial years has not been included in this report because the directors believe, on reasonable grounds, that to include such information would be likely to result in unreasonable prejudice to the consolidated entity.

DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS

The broad remuneration policy is to ensure the remuneration package properly reflects the person's duties and responsibilities; and that remuneration is competitive in attracting, retaining and motivating people of the highest quality. The Remuneration Committee is responsible for making recommendations to the Board on remuneration policies and packages applicable to the Board members and senior executives of the Company.

Details of the nature and amount of each major element of the emoluments of each director of the Company and each of the five named officers of the Company and the consolidated entity receiving the highest emolument are:

	Base Emolument $	Bonuses $	Non-Cash Benefits $	Super Contributions $	Options Issued $	Termination Payments $	Total $
Director							
Non-Executive							
Mr J Hasker	53,148	-	-	4,252	-	-	57,400
Mr PR Hart	25,802	-	-	2,064	-	-	27,866
Mr PR Jenkins	26,666	-	-	-	-	-	26,666
Dr J Kucharczyk	11,250	-	-	-	-	-	11,250
Mr R Mazzocchi	26,666	-	-	-	-	-	26,666
Dr GN Vaughan	25,802	-	-	2,064	-	-	27,866
Executive							
Dr JR Smeaton #	437,450	-	-	18,649	22,339	-	478,438
Dr CA Juttner	199,582	-	-	15,968	6,035	-	221,585
Executive Officers (excluding directors)							
Consolidated							
Dr AR Robins #	382,387	-	-	18,649	14,793	-	415,829
Dr MM Verma	120,178	-	18,100	9,622	2,588	-	150,488
Mr LWP Burns	102,415	-	16,894	8,191	3,198	-	130,698
Dr JC Anderson	95,458	3,369	17,876	9,369	-	-	126,072
Mr G La Fontaine	77,306	3,853	16,510	6,531	1,400	-	105,600
The Company							
Dr MM Verma	120,178	-	18,100	9,622	2,588	-	150,488
Mr LWP Burns	102,415	-	16,894	8,191	3,198	-	130,698
Dr JC Anderson	95,458	3,369	17,876	9,369	-	-	126,072
Mr G La Fontaine	77,306	3,853	16,510	6,531	1,400	-	105,600

Dr Smeaton and Dr Robins reside in the USA. Dr Robins is an employee of BresaGen, Inc.

The estimated value of the options disclosed above is calculated at the date of grant using the Black – Scholes option pricing model.

Executive officers are those officers involved in the strategic direction, general management or control of the business at a Company or operating division level. This group numbers eight in total including the Executive Directors.

OPTIONS

The options for Directors and Executives shown on the previous table have not been issued at the date of this report. The options are to be issued in the near future in respect of their services during the 2001/02 financial year and therefore have been disclosed in the above table.

No directors or executive officers of the Company were issued options during the financial year ended 30 June 2002.

Refer to Note 29 for details of options issued to non-executive employees during the year.

DIRECTORS' INTERESTS AND BENEFITS

The relevant interest of each director in the share capital of the Company as notified by the directors to the Australian Stock Exchange in accordance with S205G(1) of the Corporations Act 2001, at the date of this report are as follows:

	Ordinary Shares	Options over ordinary shares
JR Smeaton	45,500	470,000
PR Hart	9,000	25,000
CA Juttner	3,000	100,000
J Kucharczyk	753,415	36,661
R Mazzocchi	907,189	45,121
GN Vaughan	8,000	25,000

INDEMNIFICATION AND INSURANCE OF OFFICERS

The Company has agreed to indemnify the following current directors of the Company, JR Smeaton, PR Hart, CA Juttner, J Kucharczyk, R Mazzocchi, GN Vaughan, and the following former directors J Hasker, PR Jenkins, RH Allert, AR Bates, DR Beecher, GED Brooke, JR Grant, RP Gregson, AG McGregor, RP Mooney, M Poe, JMN Shuttleworth, RH Symons, against all liabilities to another person (other than the Company or a related body corporate) that may arise from their position as directors of the Company and its controlled entities except where the liability arises out of conduct involving a lack of good faith. The agreement stipulates that the Company will meet the full amount of any such liabilities, including costs and expenses.

Under the terms of an agreement entered into in December 1995, the Company has agreed to indemnify the executive officers of the Company for all liabilities to another person (other than the Company or a related body corporate) that may arise from their position in the company and its controlled entities, except where the liability arises out of conduct involving a lack of good faith. The agreement stipulates that the Company will meet the full amount of any such liabilities, including legal fees.

The directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the Directors' and Officers' Liability and Legal Expenses Insurance Contracts, as such disclosure is prohibited under the terms of the contract.

ENVIRONMENTAL REGULATIONS

The consolidated entity's operations are subject to environmental regulations under State legislation.

In particular, the consolidated entity is subject to the requirements of the Environment Protection Act SA 1993. A license has been obtained under this Act to produce listed waste.

The consolidated entity has been granted a permit by the South Australian Water Corporation (SA Water) to discharge trade waste water into SA Water's sewer. The discharge to sewer must comply with Regulations under the Sewerage Act 1929.

The directors are not aware of any instances of non-compliance in relation to these license and regulation requirements during the financial year.

ROUNDING OFF

The Company is of a kind referred to in ASIC Class 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Dated at Adelaide this 6th day of September 2002

Signed in accordance with a resolution of the directors.

PR Hart

financial report

FOR THE PERIOD ENDED 30 JUNE 2002

		Consolidated		The Company	
	Note	**2002 $'000**	2001 $'000	**2002 $'000**	2001 $'000
Sales revenue	2	**1,473**	1,187	**1,473**	1,187
Research & development income					
- Contract research income	2	**747**	817	**747**	817
- Government grants	2	**2,105**	1,985	**2,105**	1,985
- Fee income	2	**510**	461	**510**	461
Interest income	2	**964**	1,296	**1,184**	1,326
Discount on long term loans	2	**247**	-	**247**	-
Other revenue from ordinary activities	2	**3**	25	**3**	25
Total revenue		**6,049**	5,771	**6,269**	5,801
Cost of sales					
- Recurring expenditure		**555**	639	**555**	639
- Stock and WIP write off		**267**	-	**267**	-
Research & development expenditure					
- Contract research expenditure		**756**	843	**756**	843
- Government grants expenditure		**4,408**	3,945	**4,408**	3,945
- Other research expenditure		**4,982**	3,238	**1,323**	1,059
- Write off of intangibles		**2,583**	-	**2,583**	-
Selling & marketing expenditure		**615**	412	**514**	412
Administration expenditure					
- Recurring expenditure		**3,744**	3,190	**3,030**	2,765
- Write down of investment in controlled entity		-	-	**7,387**	169
Loss from ordinary activities before related income tax expense		**(11,861)**	(6,496)	**(14,554)**	(4,031)
Income tax relating to ordinary activities	3	**-**	-	**-**	-
Loss from ordinary activities after related income tax expense		**(11,861)**	(6,496)	**(14,554)**	(4,031)
Net Loss attributable to members of the parent entity		**(11,861)**	(6,496)	**(14,554)**	(4,031)
Basic loss per share	26	**(21.83)**	(14.01)		
Diluted loss per share	26	**(21.83)**	(14.01)		

The statements of financial performance are to be read in conjunction with the notes to the financial statements set out on pages 27 to 59.

		Consolidated		The Company	
	Note	**2002 $'000**	2001 $'000	**2002 $'000**	2001 $'000
Current Assets					
Cash	4	**16,226**	25,833	**15,599**	24,166
Receivables	5	**1,001**	848	**761**	833
Inventories	6	**181**	76	**113**	76
Total Current Assets		**17,408**	26,757	**16,473**	25,075
Non-Current Assets					
Receivables	7	**145**	219	**6,656**	2,681
Other financial assets	8	**-**	-	**5,234**	12,621
Property, plant and equipment	9	**2,803**	816	**2,741**	754
Intangible assets	10	**14,116**	16,940	**3,206**	6,030
Total Non-Current Assets		**17,064**	17,975	**17,837**	22,086
Total Assets		**34,472**	44,732	**34,310**	47,161
Current Liabilities					
Payables	11	**1,657**	891	**1,495**	627
Interest-bearing liabilities	12	**5**	-	**5**	-
Provisions	13	**597**	537	**597**	537
Total Current Liabilities		**2,259**	1,428	**2,097**	1,164
Non-Current Liabilities					
Interest-bearing liabilities	12	**285**	-	**285**	-
Non Interest-bearing liabilities	14	**5**	2	**5**	2
Provisions	13	**57**	71	**57**	71
Total Non-Current Liabilities		**347**	73	**347**	73
Total Liabilities		**2,606**	1,501	**2,444**	1,237
Net Assets		**31,866**	43,231	**31,866**	45,924
Equity					
Contributed equity	15	**61,048**	60,552	**61,048**	60,552
Reserves	16	**234**	234	**234**	234
Accumulated losses	17	**(29,416)**	(17,555)	**(29,416)**	(14,862)
Total Equity		**31,866**	43,231	**31,866**	45,924

The statements of financial position are to be read in conjunction with the notes to the financial statements set out on pages 27 to 59.

		Consolidated		The Company	
	Note	**2002 $'000**	2001 $'000	**2002 $'000**	2001 $'000
Cash flows from operating activities					
Cash receipts in the course of operations		**5,857**	4,330	**5,857**	4,330
Cash payments in the course of operations		**(14,801)**	(12,556)	**(13,923)**	(12,101)
Interest received		**974**	1,293	**959**	1,242
Net cash provided by/(used in) operating activities	27	**(7,970)**	(6,933)	**(7,107)**	(6,529)
Cash flows from investing activities					
Proceeds from sale of non-current assets		**-**	16	**-**	16
Payments for property, plant and equipment		**(2,205)**	(569)	**(2,187)**	(507)
Redemption of commercial bills & term deposits		**-**	4,000	**-**	4,000
Loan to associated entities		**(239)**	(209)	**-**	-
Loans repaid by other entities		**100**	-	**-**	-
Proceeds from acquisition of controlled entity		**-**	1,590	**-**	(735)
Net cash provided by/(used in) investing activities		**(2,344)**	4,828	**(2,187)**	2,774
Cash flows from financing activities					
Payments for capital raising		**-**	(612)	**-**	(612)
Proceeds from issue of shares		**437**	17,337	**437**	17,337
Proceeds from borrowings		**290**	-	**290**	-
Finance lease payments		**-**	(20)	**-**	(20)
Net cash provided by/(used in) financing activities		**727**	16,705	**727**	16,705
Net increase/(decrease) in cash held		**(9,587)**	14,600	**(8,567)**	12,950
Cash at beginning of the financial year		**25,833**	11,216	**24,166**	11,216
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		**(20)**	17	**-**	-
Cash at end of the financial year	4	**16,226**	25,833	**15,599**	24,166

The statements of financial cash flows are to be read in conjunction with the notes to the financial statements set out on pages 27 to 59.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies which have been adopted in the preparation of the financial report are:

(A) BASIS OF PREPARATION

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

It has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or current valuations of non-current assets. These accounting policies have been consistently applied by each entity in the consolidated entity, and except where there is a change in accounting policy, are consistent with those of the previous year.

Going Concern

The consolidated entity has incurred a loss during the year of $11.9m (2001: $6.5m) and has cash on hand at 30 June 2002 of $16.2m compared to $25.8m as at 30 June 2001. Forecast operating cash flows indicate that cash reserves are sufficient to fund current operations until late 2003, or if significant restructuring of current activities is undertaken, until at least 30 June 2004.

The accounts have been prepared on a basis of going concern, which contemplates continuity of business activities and the realisation of assets and settlement of liabilities in the ordinary course of business. The directors believe this to be appropriate and are exploring further options to raise additional capital, arrange debt financing or further conserve cash reserves through future restructuring.

Recoverable amount of non-current assets

The carrying amounts of all non-current assets are reviewed at least annually to determine whether they are in excess of their recoverable amount. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower value. The write-down is expensed in the reporting period in which it occurs. In assessing recoverable amounts the relevant cash flows have not been discounted to their present value, except where specifically stated.

(B) CHANGE IN ACCOUNTING POLICY

Segment Reporting

The consolidated entity has applied the revised *AASB 1005 Segment Reporting* (issued in August 2000) for the first time from 1 July 2001.

Individual business segments have been identified on the basis of grouping individual business units subject to similar risks and returns. The new segments reported are: cell therapy, protein pharmaceuticals and reproductive biotechnology.

Comparative information has been restated for the changes in definition of segment revenues and results. The financial effect of the reclassification on the consolidated entity was a decrease in total comparative segment revenues of $1,321,000 and a decrease in total comparative segment loss of $2,281,000. These changes only effect the disclosures in Note 31 and do not impact the statement of financial performance or statement of financial position.

Earnings per Share

The consolidated entity has adopted *AASB 1027 Earnings per Share* (issued June 2001) for the first time from 1 July 2001. The application of this standard has not altered the result of the calculation of either basic or diluted earnings per share for the consolidated entity for the current or prior financial year.

(C) PRINCIPLES OF CONSOLIDATION

Controlled entities
The financial statements of controlled entities are included from the date control commences until the date control ceases.

Associates
Associates are those entities, other than partnerships, over which the consolidated entity exercises significant influence and which are not intended for sale in the near future.

In the consolidated financial statements investments in associates are accounted for using equity accounting principles. Investments in associates are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity's equity accounted share of the associates' net profit or loss is recognised in the consolidated statement of financial performance from the date significant influence commences until the date significant influence ceases. Other movements in reserves are recognised directly in consolidated reserves.

Transactions eliminated on consolidation
Unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(D) OPERATING REVENUE

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST).

Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the sale of products and services. Sales revenue is recognised when goods or services are provided.

Interest revenue is recognised as it accrues, taking into account the effective yield on the financial instrument.

Fee income derived from research and development contracts is recognised when specified milestones are achieved and the consolidated entity becomes entitled to the income under the terms of the relevant contract.

Contract research income and government research and development grant income is recognised as and when the relevant research expenditure is incurred. When the Company receives income in advance of incurring the relevant expenditure, it is treated as deferred income (Note 11) as the Company does not control the income until the relevant expenditure has been incurred.

(E) GOODS AND SERVICES TAX

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(F) FOREIGN CURRENCY

Transactions

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rate of exchange ruling on that date.

Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account in the statement of financial performance as exchange gains or losses, in the financial year in which the exchange rates change.

Translation of controlled foreign entities

The assets and liabilities of foreign operations that are integrated are translated using the temporal method. Monetary assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while non-monetary items and revenue and expense items are translated at exchange rates current when the transactions occurred. Exchange differences arising on translation are brought to account in the statement of financial performance.

Hedges

The net amount payable under forward foreign exchange contracts and the associated deferred gains or losses are recorded on the statement of financial position from the date of inception of the hedge transaction. The net receivable or payables are revalued using the foreign currency current at reporting date.

(G) RESEARCH AND DEVELOPMENT COSTS

Internally generated research and development costs are expensed as incurred.

(H) TAXATION

The consolidated entity adopts the liability method of tax effect accounting.

Income tax expense is calculated on operating profit adjusted for permanent differences between taxable and accounting income. The tax effect of timing differences which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the statement of financial position as a future income tax benefit or a deferred tax liability.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Where losses are incurred, future income tax benefits relating to tax losses are only brought to account when their realisation is virtually certain. The tax effect of capital losses is not recorded unless realisation is virtually certain.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(I) RECEIVABLES

Trade debtors are carried at amounts due. The collectibility of debts is assessed at balance date and specific provision is made for any doubtful accounts.

(J) INVESTMENTS

Controlled Entities
Investments in controlled entities are carried in the Company's financial statements at the lower of cost and recoverable amount. Dividends and distributions are brought to account in the profit and loss statements when they are proposed by the consolidated entities.

Associated Companies
In the Company's financial statements investments in associates are carried at the lower of cost and recoverable amount. In the consolidated financial statements investments in associates are accounted for using equity accounting principles.

(K) INVENTORIES

Inventories are carried at the lower of cost and net realisable value.

Cost is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing condition and location. In the case of manufactured inventories, cost includes an appropriate share of both variable and fixed costs. Fixed costs have been allocated on the basis of normal operating capacity.

Net realisable value is determined on the basis of the entity's normal selling pattern. Expenses of marketing, selling and distribution to customers are estimated and are deducted to establish net realisable value.

(L) PROPERTY, PLANT AND EQUIPMENT

Acquisition
Items of property, plant and equipment are recorded at cost, and depreciated as outlined below.

Depreciation and Amortisation
Items of plant and equipment, including leasehold improvements, are depreciated/amortised over their estimated useful lives ranging from 3 to 15 years using either the straight line or reducing balance method. Assets are depreciated or amortised from the date of acquisition and up to the date of disposal.

Capital Work-In-Progress
External costs incurred to date in the construction of the consolidated entity's new building facility have been capitalised and recorded as capital work in progress.

Depreciation of the assets will commence once construction of the asset is complete and ready for use.

Operating leases
Payments made under operating leases are charged against profits in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased property.

(M) INTANGIBLES

Intellectual property represents acquired biotechnological research and development and is carried at cost. In accordance with UIG Abstract 44, *Acquistion of in-process research and development,* acquired in-process research and development is recorded as an intangible asset when it is expected beyond reasonable doubt that it will lead to commercialisation and generate future economic benefit. This UIG will be applied to reporting periods ending on or after 1 July 2001. The application of this UIG has not impacted the results of the Company for the current reporting period.

Commercialised intellectual property that is generating revenue is amortised between 5 to 15 years (2001: 15 years).

Intellectual property that is yet to be commercialised is not amortised as it is not ready for use and generating revenue. It is carried forward as an asset as it is expected that it will lead to commercialisation and begin generating revenue.

Patent costs are expensed as incurred.

Core technology licenses represented rights to develop and commercialise certain technology. These amounts were capitalised and written off over the period in which benefits were expected to arise or the period of the license whichever was the lesser.

(N) ACCOUNTS PAYABLE

Liabilities are recognised for amounts to be paid in the future for goods or services received, whether or not billed to the Company or consolidated entity. Trade accounts payable are normally settled within 60 days.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(O) PROVISIONS

Wages, Salaries and Annual Leave
The provisions for employee entitlements to wages, salaries and annual leave represent the amount which the consolidated entity has a present obligation to pay resulting from employees' services provided up to the balance date. The provisions have been calculated at nominal amounts based on current wage and salary rates and includes related on-costs.

Long Service Leave
Provision for employee entitlements to long service leave has been made for all employees expected to utilise their entitlements to long service leave. The provision has been calculated at nominal amounts based on current wage and salary rates and includes related on-costs. The amount provided for employee entitlements to long service leave approximates the present value of the estimated future cash flows to be made in connection with employees' services provided up to balance date.

(P) SUPERANNUATION FUND

The Company and its controlled entities contribute to a standard employer sponsored defined contribution fund based on various percentages of employee gross salaries to provide benefits for employees and their dependents on retirement, disability or death. Contributions are charged against income as they are made.

(Q) DEFERRED INCOME

Under the terms of the Company's major research contracts and government grants, the Company does not control the income until it has incurred the relevant research expenditure. Revenue received in advance in relation to such agreements is deferred until the relevant research expenditure is incurred at which time the corresponding revenue is taken to the statement of financial performance.

(R) INTEREST BEARING LIABILITIES

Long term loan
Loans are recognised at their principal amount as received. Interest expense is accrued once the obligation to pay interest commences.

(S) NON-INTEREST BEARING LIABILITIES

Unsecured long term loans
Long-term non-interest bearing financial liabilities are discounted to their present value, based on the long term government bond rate, in the year the loans are received and the discount taken to the statement of financial performance. Each year a notional interest expense is charged against the statement of financial performance, to accrue the loan to the face value payable in the future.

(T) REVISION OF ACCOUNTING ESTIMATE

Revisions of accounting estimates are recognised prospectively in current and future periods only.

(U) ACQUISITION OF ASSETS

All assets acquired including property, plant and equipment and intangibles other than goodwill are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs attributable to the acquisition. When equity instruments are issued as consideration, their market prices at the date of acquisition is used as fair value, except where the notional price at which they could be placed in the market is a better indication of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity subject to the extent of proceeds received, otherwise expensed.

	Consolidated		The Company	
	2002 **$'000**	2001 $'000	**2002** **$'000**	2001 $'000
2. OPERATING PROFIT/(LOSS)				
Profit/(loss) from ordinary activities has been arrived at after including:				
Revenue from operating activities				
Sales revenue from non-related entities	**1,473**	1,187	**1,473**	1,187
Interest from non-related entities	**964**	1,296	**928**	1,245
Government grants	**2,105**	1,985	**2,105**	1,985
Fees received	**510**	461	**510**	461
Contract research income	**747**	817	**747**	817
Revenue from outside operating activities				
Interest from related parties	**-**	-	**256**	81
Gross proceeds from sale of non-current assets	**-**	16	**-**	16
Income from discounting long term loan	**247**	-	**247**	-
Net foreign exchange gain	**-**	6	**-**	6
Other income	**3**	3	**3**	3
	6,049	5,771	**6,269**	5,801
Operating Expenses				
Amortisation of:				
- Patents	**8**	8	**8**	8
- Core technology licenses	**46**	97	**46**	47
- Intellectual property	**188**	92	**188**	92
- Leased assets capitalised	**-**	8	**-**	8
- Leasehold improvements	**1**	4	**1**	4
Write off of intangibles	**2,583**	-	**2,583**	-
Write off of stock and work-in-progress	**267**	-	**267**	-
Depreciation of plant and equipment	**196**	243	**178**	231
Finance charges on capitalised leased assets	**-**	5	**-**	5
Provision for employee entitlements	**269**	261	**269**	261
Legal expenses settled via share issue	**59**	-	**59**	-
Lease rental - operating leases	**60**	63	**55**	63
- occupancy leases	**144**	68	**72**	68
Research & development costs	**10,146**	8,026	**6,487**	5,847
(Profit)/loss on write off of non-current assets	**21**	9	**21**	9
Net foreign exchange loss	**103**	20	**40**	-
Debt forgiven	**-**	-	**-**	110
Diminution in value of investment in controlled entity	**-**	-	**7,387**	169

Revision of accounting estimate

At the beginning of the financial year, the amortisation period of human Growth Hormone Intellectual Property was accelerated from being amortised over 15 years to 5 years. For each of the remaining five years of the assets life, including the current financial year, amortisation expense will be increased by $95,000 from the original estimate of $36,000 per year to $131,000 per year.

	Consolidated		The Company	
	2002 $'000	2001 $'000	**2002 $'000**	2001 $'000
3. TAXATION				
(A) Income Tax Expense				
Prima facie income tax expense/(credit) calculated at 30% (2001: 34%)	**(3,558)**	(2,209)	**(4,366)**	(1,371)
Increase in income tax expense due to non tax deductible items:				
Legal fees	**33**	19	**33**	19
Sundry items (including entertainment)	**4**	12	**4**	12
Unrealised foreign exchange loss	**3**	-	**3**	-
Amortisation and write off of Intellectual Property	**831**	32	**831**	32
Debt forgiven	**-**	-	**-**	37
Diminution in value of investment in controlled entity	**-**	-	**2,216**	58
Tax losses of non-resident controlled entity not carried forward as future income tax benefit	**1,408**	916	**-**	-
Decrease in income tax expense due to:				
Research & development allowance	**(115)**	(49)	**(115)**	(49)
Unrealised foreign exchange gain	**-**	(17)	**-**	(17)
Loss on sale of leased asset	**-**	(3)	**-**	(3)
	(1,394)	(1,299)	**(1,394)**	(1,282)
Net future income tax benefit not brought to account	**1,363**	1,224	**1,363**	1,207
Adjustment to prior year tax losses brought forward	**31**	75	**31**	75
Income tax expense from ordinary activities	**-**	-	**-**	-

	Consolidated		The Company	
	2002 $'000	2001 $'000	**2002 $'000**	2001 $'000

3. TAXATION (continued)

(B) Future income tax benefit not brought to account

The potential future income tax benefit in the consolidated entity arising from tax losses and timing differences has not been recognised as an asset because recovery is not virtually certain:

	Consolidated 2002 $'000	Consolidated 2001 $'000	The Company 2002 $'000	The Company 2001 $'000
Future income tax benefit on tax losses carried forward	**6,463**	5,210	**6,331**	5,079
Future income tax benefit on capital loss carried forward	**272**	272	**272**	-
Future income tax benefit on timing differences	**262**	190	**262**	190
Provision for deferred income tax on timing differences	**-**	(124)	**-**	(124)
	6,997	5,548	**6,865**	5,145

The amounts comprise the estimated future benefit/(liability) at the applicable rate of 30% (2001: 30%), which represents the applicable tax rate at which the benefit/(liability) may be utilised.

The potential future income tax benefit will only be obtained if:

(i) the relevant company derives future assessable income of a nature and an amount sufficient to enable the benefit to be realised, or the benefit can be utilised by another company in the consolidated entity in accordance with Division 170 of the Income Tax Assessment Act 1997;

(ii) the relevant company and/or the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and

(iii) no changes in tax legislation adversely affect the relevant company and/or the consolidated entity in realising the benefit.

The Company has tax losses available in the United States from its foreign subsidiary that are excluded from the above table as they are only available to be utilised against any future operating profits of the foreign subsidiary.

	Consolidated		The Company	
	2002 $'000	2001 $'000	**2002 $'000**	2001 $'000
4. CASH				
Cash at bank and on hand	**2,138**	2,410	**1,511**	743
Bank short term deposits and commercial bills	**14,088**	23,423	**14,088**	23,423
	16,226	25,833	**15,599**	24,166

The bank short term deposits and commercial bills mature within 60 days and pay interest at a weighted average interest rate of 4.5% (2001: 4.75%) at 30 June 2002.

	Consolidated		The Company	
	2002 $'000	2001 $'000	**2002 $'000**	2001 $'000
5. RECEIVABLES (CURRENT)				
Trade debtors	**94**	192	**94**	192
Other debtors	**483**	518	**483**	518
Loan to employee (Note 25)	**194**	-	**-**	-
Prepayments	**230**	138	**184**	123
	1,001	848	**761**	833
6. INVENTORIES				
Raw materials and stores at cost	**68**	-	**-**	-
Work in progress at cost	**36**	12	**36**	12
Finished goods at cost	**77**	64	**77**	64
	181	76	**113**	76
7. RECEIVABLES (NON-CURRENT)				
Loans to controlled entities				
- BresaGen Inc (Note 25)	**-**	-	**6,643**	2,665
Loan to associated company (Note 22)	**13**	16	**13**	16
Loan to employees (Note 25)	**132**	203	**-**	-
	145	219	**6,656**	2,681
8. INVESTMENTS (NON-CURRENT)				
Shares in controlled entities – at cost	**-**	-	**14,405**	14,405
Provision for diminution in value	**-**	-	**(9,171)**	(1,784)
	-	-	**5,234**	12,621

	Consolidated		The Company	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
9. PROPERTY, PLANT AND EQUIPMENT				
Leasehold improvements - at cost	**-**	149	**-**	149
Provision for amortisation	**-**	(128)	**-**	(128)
	-	21	**-**	21
Plant and equipment - at cost	**3,821**	3,488	**3,730**	3,415
Provision for depreciation	**(2,776)**	(2,693)	**(2,747)**	(2,682)
	1,045	795	**983**	733
Capital works in progress - at cost	**1,758**	-	**1,758**	-
Total property, plant and equipment - Net Book Value	**2,803**	816	**2,741**	754
Reconciliations				
Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:				
Leasehold improvements				
Carrying amount at beginning of year	**21**	22	**21**	22
Additions	**1**	3	**1**	3
Amortisation	**(1)**	(4)	**(1)**	(4)
Write off	**(21)**	-	**(21)**	-
Carrying amount at end of year	**-**	21	**-**	21
Plant and equipment				
Carrying amount at beginning of year	**795**	430	**733**	430
Additions	**446**	554	**428**	479
Transfer from plant under lease	**-**	54	**-**	54
Depreciation	**(196)**	(243)	**(178)**	(230)
Carrying amount at end of year	**1,045**	795	**983**	733

	Consolidated		The Company	
	2002 $'000	2001 $'000	**2002 $'000**	2001 $'000
9. PROPERTY, PLANT AND EQUIPMENT (continued)				
Plant under lease				
Carrying amount at beginning of year	-	89	-	89
Transfer to plant and equipment	-	(54)	-	(54)
Disposals	-	(27)	-	(27)
Amortisation	-	(8)	-	(8)
Carrying amount at end of year	-	-	-	-
Capital works in progress				
Carrying amount at beginning of year	-	-	-	-
Additions	**1,758**	-	**1,758**	-
Carrying amount at end of year	**1,758**	-	**1,758**	-
10. INTANGIBLES				
Commercialised intellectual property – at cost	**1,780**	1,780	**1,780**	1,780
Provision for amortisation	**(574)**	(386)	**(574)**	(386)
	1,206	1,394	**1,206**	1,394
Non-commercialised intellectual property- at cost	**12,910**	15,130	**2,000**	4,220
Total intellectual property	**14,116**	16,524	**3,206**	5,614
Patents - at cost	-	153	-	153
Provision for amortisation	-	(101)	-	(101)
	-	52	-	52
Core technology licenses	-	700	-	700
Provision for amortisation	-	(336)	-	(336)
	-	364	-	364
	14,116	16,940	**3,206**	6,030

10. INTANGIBLES (continued)

Intellectual Property

In February 1988, the Company entered into an agreement with the University of Adelaide whereby the Company acquired services of the University in the field of biotechnological research and development and other related areas. All intellectual property arising from work performed relating to this agreement is deemed to be the property of the Company. The cost of the intellectual property was $4 million satisfied by the issue of 4,000,000 fully paid ordinary $1 shares at fair value. $1,780,000 of this amount relate to commercialised intellectual property and is being amortised as stated below. The remaining $2,220,000 was for non-commercialised intellectual property relating to E21R and cST, that was written off during the year due to the termination of the E21R British Biotech collaboration into AML, the suspension of the Company's studies in CMML and the suspension of cST development.

Commercialised
In accordance with Accounting Policy 1(M) the commercialised intellectual property being human Growth Hormone and EquiGen, is amortised over 5 and 15 years respectively.

Non-commercialised
In accordance with Accounting Policy 1(M) non-commercialised intellectual property is not being amortised.

On 21 September, 1999 the company entered into an agreement with Luminis Pty Ltd whereby the Company was assigned intellectual property in relation to the Cell Therapy project. The cost of the intellectual property was $2 million satisfied by the issue of 2,000,000 fully paid ordinary $1 shares at fair value.

On 15 November, 2000 the Company acquired intellectual property recorded at a net value of $10,910,000 as part of the acquistion of CytoGenesis, Inc. The value of the intellectual property acquired was supported by an independent valuation, based on discounted cash flow analysis, *dated October 2000 prepared by Acuity Technology Management Pty Ltd.*

The carrying value of all the intellectual property is supported by an independent valuation, based on discounted cash flow analysis, dated 29 June 2001, prepared by Acuity Technology Management Pty Ltd. The Directors are of the view that the assumptions in the valuation remain appropriate.

Core technology licenses
The core technology licenses relate to BresaGen Limited's licensing of the rights to technology arising from the collaborative agreement with Medvet Science Pty Ltd. This balance was written off during the financial year as the core technology related to E21R.

Patents
During the year the balance of patents that were capitalised prior to 1993 were written off because they were not considered recoverable beyond reasonable doubt.

	Consolidated		**The Company**	
	2002 $'000	2001 $'000	**2002 $'000**	2001 $'000
11. PAYABLES (CURRENT)				
Trade creditors	**197**	163	**158**	117
Other creditors and accruals	**1,150**	728	**1,027**	510
Deferred income	**310**	-	**310**	-
	1,657	891	**1,495**	627

	Consolidated		The Company	
	2002 $'000	2001 $'000	**2002 $'000**	2001 $'000
12. INTEREST BEARING LIABILITIES				
Current				
Long term loan	**5**	-	**5**	-
Non-Current				
Long term loan	**285**	-	**285**	-

On 18 March 2002, the Company entered into a loan agreement with the State Government of South Australia to provide finance for the construction of a new building and production facility. The maximum amount of funding available under the agreement is $8,024,400. As at 30 June 2002, $290,000 has been drawn under the terms of the agreement.

	Consolidated		The Company	
	2002 $'000	2001 $'000	**2002 $'000**	2001 $'000
13. PROVISIONS				
Current				
Employee entitlements				
- annual leave	**173**	173	**173**	173
- long service leave	**424**	364	**424**	364
	597	537	**597**	537
Non-Current				
Employee entitlements				
- long service leave	**57**	71	**57**	71
Total employee entitlements	**654**	608	**654**	608
14. NON INTEREST BEARING LIABILITIES (NON-CURRENT)				
Non-Interest bearing				
Unsecured long term loans at net present value	**5**	2	**5**	2

	Consolidated		The Company	
	2002 $'000	2001 $'000	**2002 $'000**	2001 $'000
15. CONTRIBUTED EQUITY				
Issued and Paid Up				
Ordinary shares, fully paid 54,448,560 (2001: 53,893,433)	**61,048**	60,552	**61,048**	60,552
(a) Ordinary shares				
Movements in ordinary share capital				
Balance at the beginning of the financial year	**60,552**	32,175	**60,552**	32,175
Shares Issued				
nil (2001: 10,000,000) shares issued for cash	-	14,688	-	14,688
505,127 (2001: 224,665) shares issued from the exercise of options (i) (ii)	**437**	198	**437**	198
50,000 (2001: 100,000) shares issued under Deed of Variation (iii)	**59**	-	**59**	-
Nil (2001: 7,192,818) shares issued to acquire CytoGenesis, Inc	-	11,652	-	11,652
Nil (2001: 5) shares issued to purchase syndicate co-venturer company	-	-	-	-
Nil (2001:1,101,290) shares issued under E21R agreement	-	1,839	-	1,839
Balance at the end of the financial year	**61,048**	60,552	**61,048**	60,552

In the event of winding up of the Company ordinary shareholders rank after creditors and are fully entitled to any proceeds of liquidation.

Notes:

(i) Ordinary shares issued from the exercise of 455,127 options granted under the Employee Share Option Plan at an exercise price of $0.85. No expense was recorded from the exercise of these options.

(ii) On 31 August 2001, Macquarie Acceptances Limited exercised 50,000 pre IPO options at exercise price of $1.00.

(iii) On 15 January 2002, 50,000 ordinary shares were issued pursuant to the Deed of Variation (Note 20) at a weighted average price of $1.17. The fair value of these shares was expensed to the statement of financial performance.

(b) Options

The number of unissued ordinary shares for which options are outstanding at 30 June 2002 is 5,248,516 (2001: 11,176,424) comprising:

	Exercise Price $	**2002 000**	2001 000
Employee Options (i)	$0.85 to $1.51	**3,248**	4,226
Pre IPO options due on or before 21 September 2001 (ii)	1.00	-	4,750
Options due on or before 30 June 2002 (iii)	1.50	-	200
Options due on or before 8 November 2005 (iii)	1.50	**2,000**	2,000
		5,248	11,176

15. CONTRIBUTED EQUITY (continued)

The closing price of the Company's shares on the last trading day immediately preceding 30 June 2002 was $0.71 (30 June 2001:$1.01).

Notes:

(i) An analysis of employee options outstanding is disclosed in Note 29.

(ii) On 21 September 1999, major shareholders and Macquarie Acceptances Ltd were granted options over 4,750,000 unissued ordinary shares of the holding Company which were exercisable on or before 21 September 2001, at an exercise price of $1.00. These "Pre IPO Options" were granted in connection with the entering of the Deed of Variation (Note 20). 50,000 of these options were exercised, the remaining balance expired unexercised on 21 September 2001.

(iii) On 9 November 2000 as part of the merger of CytoGenesis, Inc existing CytoGenesis, Inc shareholders were granted options over 2,000,000 unissued ordinary shares of the holding Company which expire on 8 November 2005. The exercise terms and price are the same as those set out in Note 29 for the Management Option Plan.

On the same date advisors to the merger were granted options over 200,000 unissued ordinary shares of the holding Company, with an exercise price of $1.50. All options expired unexercised on 30 June 2002.

	Consolidated		The Company	
	2002 $'000	2001 $'000	**2002 $'000**	2001 $'000
16. RESERVES				
Options reserve	**234**	234	**234**	234
Movements in reserve				
Balance at the beginning of the year	**234**	-	**234**	-
2,200,000 Options issued to CytoGenesis, Inc shareholders and advisors to the merger	**-**	234	**-**	234
	234	234	**234**	234

Nature and purpose of reserve

The options reserve has resulted from the issue of 2,000,000 options to CytoGenesis, Inc shareholders, and 200,000 options to advisors as part of the merger of CytoGenesis, Inc into BresaGen, Inc, in November 2000 as outlined in Note 15(b)(iii). These options have been valued using the Black-Scholes option pricing model.

	Consolidated		The Company	
	2002 $'000	2001 $'000	**2002 $'000**	2001 $'000
17. RETAINED PROFITS/ (ACCUMULATED LOSSES)				
Accumulated losses at beginning of year	**(17,555)**	(11,059)	**(14,862)**	(10,831)
Net loss attributable to members of the parent entity	**(11,861)**	(6,496)	**(14,554)**	(4,031)
Accumulated losses at end of year	**(29,416)**	(17,555)	**(29,416)**	(14,862)

18. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

(i) Interest rate risk

Interest rate risk exposures

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

	Note	Weighted Average Interest	Floating Interest Rate $'000	Fixed interest maturing in: 1 year or Less $'000	Fixed interest maturing in: Over 1 to 5 years $'000	Non-interest Bearing $'000	Total $'000
2002							
Financial assets							
Cash	4	4.49%	6,021	10,203	-	2	16,226
Receivables	5/7	6.00%	-	195	132	819	1,146
			6,021	10,398	132	821	17,372
Financial liabilities							
Payables	11	-	-	-	-	1,657	1,657
Interest bearing liabilities	12	(a)	290	-	-	-	290
Employee entitlements	13	-	-	-	-	654	654
Non-interest bearing liabilities	14	-	-	-	-	5	5
			290	-	-	2,316	2,606
2001							
Financial assets							
Cash	4	4.76%	14,388	11,344	-	101	25,833
Receivables	5/7	6.00%	-	-	203	864	1,067
			14,388	11,344	203	965	26,900
Financial liabilities							
Payables	11	-	-	-	-	891	891
Employee entitlements	13	-	-	-	-	608	608
Non-interest bearing liabilities	14	-	-	-	-	2	2
			-	-	-	1,501	1,501

(a) The determination of the type of the liability, whether it is fixed or floating and the applicable interest rate is not known until the loan is finalised when the construction of the building is complete in early 2003.

18. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (continued)

(ii) Foreign exchange risk

The consolidated entity has holdings of foreign currency (principally US dollars) which are available to offset risks associated with purchase commitments denominated in foreign currencies.

The consolidated entity may also enter into forward exchange contracts to hedge certain funding requirements of its foreign subsidiary denominated in foreign currencies (principally US dollars). The terms of these commitments are rarely more than six months. As at 30 June 2002 there was one forward exchange contract outstanding for $US500,000 (2001: nil) that was settled on 2 August 2002. The unrealised loss at 30 June 2002 was $2,687 (2001: $nil).

The Australian dollar equivalents of unhedged amounts payable or receivable in foreign currencies, calculated at year end exchange rates, are as follows:

	Consolidated		The Company	
	2002 $'000	2001 $'000	**2002 $'000**	2001 $'000
United States dollars				
Amounts payable				
Current	**165**	268	**3**	4
Amounts receivable				
Current	**194**	-	**-**	-
Non-Current	**132**	203	**-**	-
	326	203	**-**	-

(iii) Credit risk exposures

Credit risk represents the loss that would be recognised if counter parties failed to perform as contracted.

Recognised Financial instruments
The credit risk on financial assets of the consolidated entity which have been recognised on the balance sheet, is the carrying amount, net of any provision for doubtful debts.

The consolidated entity minimises concentrations of credit risk by undertaking transactions with a large number of customers.

Unrecognised Financial instruments
The credit risk is restricted to the contract disclosed at (ii).

(iv) Net fair values of financial assets and liabilities

Valuation approach
Net fair values of financial assets and liabilities are determined by the consolidated entity on the following bases.

Recognised Financial Instruments
Monetary financial assets and financial liabilities not readily traded in an organised financial market are determined by valuing them at the present value of contractual future cash flows on amounts due from other debtors (reduced for expected credit losses) or due to suppliers. Cash flows are discounted using standard valuation techniques at the applicable market yield having regard to the timing of cash flows. The carrying amounts of receivables, creditors and accruals and deferred income approximate net fair value.

18. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (continued)

The carrying amounts and net fair values of financial assets and liabilities as at the reporting date are as follows:

	Carrying amount		Net fair value	
	2002 $'000	2001 $'000	**2002 $'000**	2001 $'000
Financial assets				
Cash	**16,226**	25,833	**16,226**	25,833
Receivables	**1,146**	1,067	**1,146**	1,067
Financial liabilities				
Payables	**1,347**	891	**1,347**	891
Deferred income	**310**	-	**310**	-
Interest bearing loans	**290**	-	**290**	-
Non-interest bearing loans	**5**	2	**5**	2

All financial assets and liabilities are not readily traded on organised markets in a standardised form.

Unrecognised Financial Instruments

There were no unrecognised financial instruments as at 30 June 2002 (30 June 2001: nil).

19. COMMITMENTS

(i) Superannuation commitments

The Company and its controlled entities contribute to a standard employer sponsored defined contribution superannuation fund. Employee contributions are based on various percentages of their gross salaries to provide benefit for employees and their dependents on retirement, disability or death.

(ii) Capital expenditure commitments

	Consolidated		The Company	
	2002 $'000	2001 $'000	**2002 $'000**	2001 $'000
Contracted but not provided for and payable not later than one year.	**7,418**	6	**7,418**	6

$7,158,000 of the above capital commitment is an estimate of the actual costs to complete the construction of the entity's new building in Adelaide. The funding of this building is provided by the State Government of South Australia and is disclosed as an unused financing arrangement facility in Note 28 to these accounts.

19. COMMITMENTS (continued)

(iii) Finance lease commitments

The Company has no finance lease commitments as at 30 June 2002 (2001: nil).

(iv) Operating lease commitments

	Consolidated		The Company	
	2002 $'000	2001 $'000	**2002 $'000**	2001 $'000
Future operating lease rentals of plant and equipment, not provided for in the financial statements and payable:				
Not later than one year	**55**	60	**48**	60
Later than one year but not later than two years	**27**	43	**20**	43
Later than two years but not later than five years	**2**	20	**-**	20
Later than five years	**-**	-	**-**	-
	84	123	**68**	123

20. CONTINGENT LIABILITIES

In respect of related bodies corporate:

Pursuant to an ASIC Class Order 98/1418 dated 13 August 1998, (as amended), relief was granted to the wholly owned subsidiaries listed below from the Corporations Act 2001 requirements for preparation, audit and lodgment of financial reports.

It is a condition of the Class Order that the company and each of the subsidiaries enter into a Deed of Cross Guarantee. The effect of the Deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding up of any of the subsidiaries under certain provisions of the Corporations Act 2001. If a winding up occurs under other provisions of the Act, the Company will only be liable in the event that after six months any creditor has not been paid in full. The subsidiaries have also given similar guarantees in the event that the Company is wound up.

The subsidiaries subject to the Deed are:

Metrotec Pty Ltd
BresaGen Investments Pty Ltd
BresaGen Marketing Pty Ltd
BresaGen Transgenics Pty Ltd

The consolidated statement of financial performance and consolidated statement of financial position comprising the Company and subsidiaries which are a party to the Deed, after eliminating all transactions between parties to the Deed of Cross Guarantee at 30 June 2002, is reflected by the holding company's statement of financial performance and statement of financial position presented on pages 24 & 25.

20. CONTINGENT LIABILITIES (continued)

In respect of business undertakings:

Research and Development Syndicate

The Company, through its controlled entity BresaGen Investments Pty Ltd, had a 1% interest in a joint venture, Bresatec Transgenic R&D Syndicate No. 1 formed to further research and develop pig technology. This Syndicate was wound up in October 2000.

Indemnity

In the event that any of the stated taxation assumptions of the Syndicate are not met, the Company has agreed to indemnify the Syndicate's majority investor, Macquarie Acceptances Ltd, in relation to costs and expenses incurred by it in objecting to or appealing against any amended assessment issued by the Australian Taxation Office (ATO). It has also provided an indemnity in relation to any additional tax which may be payable as a result of an amended assessment.

Tax Audit

The ATO has issued amended assessments in relation to this Syndicate. Objections to these amended assessments have been lodged with the ATO, the ATO subsequently disallowed these objections. Proceedings have now commenced in the Administrative Appeals Tribunal.

Contingent Liability

Under a separate agreement (Deed of Variation signed in 1999) with Macquarie Acceptances Ltd the Company's liability relating to this indemnity has been limited to $1 million plus interest (BresaGen Liability Cap).

The liability will only be payable if:

- the ATO actually issues an amended assessment; and
- a single judge of the Federal Court rules on the matter in favour of the ATO, and it is settled on terms approved by the Company.

The Company may be required to lodge a deposit of $1 million, less the market value of any shares issued as referred to below, prior to the determination of the above two events. The Company would be entitled to a refund if later appeals (if any) were successful.

In addition, the Company's pre-listing shareholders have assumed on a limited recourse basis the Company's liability in excess of the BresaGen Liability Cap. They have entered into escrow agreements over 10 million shares in the Company whereby the net proceeds of sale of those shares would be available in certain circumstances to meet the liability.

The Company would also be required to contribute 50% of the costs of the prosecution of any objection or appeal, and may be required to issue up to 250,000 shares by way of contribution, and would by discharged from liability in respect of the market value of the shares issued. The BresaGen Liability Cap would be reduced by the market value of the shares. No more than 50,000 shares will be issued in any 6 month period. As at 30 June 2002 the Company had issued 197,662 (2001:147,662) shares reducing the BresaGen Liability Cap to $769,034 (2001: $827,534).

In consideration for limiting this contingent liability, the Company issued 750,000 options to Macquarie Acceptances Ltd, with an exercise price of $1, at the same time as the Company issued shares as a result of the initial public offering. Of the 750,000 options, 50,000 were exercised on 31 August 2001 (Note 15) with the remaining 700,000 expiring on 15 September 2001.

20. CONTINGENT LIABILITIES (continued)

START Program Grant

Under the R&D START Program Grant the Commonwealth may require the Company to repay the amount of the Grant together with interest and/or vest the Project Intellectual Property to the Commonwealth in either of the following circumstances;

a) the Company is deemed not to have used reasonable efforts to successfully commercialise the Project within 2 years of the receipt of the final grant installment; or

b) upon termination of the Grant due to breach of agreement or insolvency.

In addition, should the Company create an Encumbrance over the Project Intellectual Property, the Commonwealth may require the Company to pay 50% of the monetary value of the benefits received as a result of the breach. The total amount receivable under the terms of the E21R Grant was $2,929,500. As at 30 June 2002, all funds had been received. The total amount receivable under the terms of the Cell Therapy Grant is $4,928,550. As at 30 June 2002 $2,714,446 had been received.

21. CONTROLLED ENTITIES

Particulars in relation to controlled entities

	Class of Share	Economic Entity Interest	
BresaGen Limited Controlled Entities		**2002** **%**	2001 %
Metrotec Pty Ltd	Ordinary	**100**	100
BresaGen Investments Pty Ltd *	Ordinary	**100**	100
BresaGen Marketing Pty Ltd	Ordinary	**100**	100
BresaGen, Inc	Ordinary	**100**	100
BresaGen Transgenics Pty Ltd (formerly Macquarie Syndicate No 3 Pty Ltd)	Ordinary	**100**	100

* Includes 169,250 preference shares in BresaGen Investments Pty Ltd held by BresaGen Limited.

All controlled entities except BresaGen, Inc are incorporated in Australia. BresaGen, Inc is incorporated in USA.

21. CONTROLLED ENTITIES (continued)

Acquisition of controlled entities

No new entities were acquired during the financial year.

During the prior financial year, the consolidated entity purchased 100% of the voting shares of BresaGen Transgenics Pty Ltd (formerly Macquarie Syndicate No. 3 Pty Ltd) and also formed BresaGen, Inc. into which CytoGenesis, Inc. was merged with CytoGenesis shares being subsequently cancelled. Details of the prior year acquisitions were as follows:

CytoGenesis, Inc.	**Consolidated**		**The Company**	
	2002 $'000	2001 $'000	**2002 $'000**	2001 $'000
Consideration – cash	-	-	-	-
Cash acquired	-	2,325	-	-
Capitalised costs of acquisition	-	(735)	-	-
Net inflow of cash	-	1,590	-	-
Fair value of net assets of entity acquired:				
Cash assets	-	2,325	-	-
Receivables	-	145	-	-
Intangibles	-	27,356	-	-
Accounts payable	-	(730)	-	-
Provisions	-	(29)	-	-
	-	29,067	-	-
Discount on acquisition	-	(16,446)	-	-
Consideration	-	12,621	-	-
Cost of acquisition				
Consideration:				
Shares (market value)	-	11,652	-	-
Options (Black – Scholes)	-	234	-	-
Capitalised costs	-	735	-	-
	-	12,621	-	-

BresaGen Transgenics Pty Ltd (formerly Macquarie Syndicate No 3 Pty Ltd)

The cash consideration for the acquisition was nil and the fair value of the net assets of the entity acquired were nil.

22. INVESTMENTS IN ASSOCIATED COMPANIES

BresaGen Xenograft Marketing Pty Ltd (the associated company) is responsible for marketing the applications of the Xenograft Syndicate Technology in both the research and commercialisation periods. The Company has 50% ownership of the associated company. The equity accounted value of the investment has been reduced to zero because the Company's share of accumulated losses exceeds the historical cost of the investment. BresaGen Xenograft Marketing Pty Ltd's operating result for the year was a profit of $3,536 (2001: loss $7,962). The Company's share of BresaGen Xenograft Marketing Pty Ltd's accumulated losses not brought to account via equity accounting at 30 June 2002 is $11,243 (2001:$13,025).

	Consolidated		The Company	
	2002	2001	**2002**	2001
23. REMUNERATION OF DIRECTORS & EXECUTIVES				
Directors remuneration				
Total income paid or payable, or otherwise made available, to all directors of the companies in the consolidated entity from the Company or any related party including the managing director of the holding Company (includes Directors' fees of $169,336 (2001: $143,377))	**$1,242,115**	$1,058,000	**$841,032**	$828,718
The number of directors of the Company whose income from the Company or any related party falls within the following bands:				
$0 - $9,999			-	1
$10,000 - $19,999			1	2
$20,000 - $29,999			4	3
$40,000 - $49,999			-	1
$50,000 - $59,999			1	-
$110,000 - $119,999			-	1
$210,000 - $219,999			1	-
$450,000 - $459,999			1	-
$560,000 - $569,999			-	1

Directors' income includes amounts paid by the Company during the year to indemnify directors, but does not include insurance premiums paid by the Company or related parties in respect of Directors' and Officers' Liabilities and Legal Expenses insurance contracts.

The remuneration bands are not consistent with the emoluments disclosed in the Directors' Report as the basis of calculation differs due to the differing requirements of the Corporations Act 2001 and the Accounting Standards.

	Consolidated		The Company	
	2002	2001	**2002**	2001
23. REMUNERATION OF DIRECTORS & EXECUTIVES (continued)				
Executives remuneration				
Executive officers are those officers, other than executive directors, involved in the strategic direction, general management or control of business at a company or operating division level.				
Total income received, or due and receivable, from the Company, entities in the consolidated entity or related parties by executive officers of the Company and of controlled entities whose income is $100,000 or more.	**$505,669**	$579,233	**$505,669**	$579,233
The number of executive officers of the Company whose remuneration from the Company or any related party falls within the following bands:				
$100,000 - $109,999			**1**	-
$120,000 - $129,999			**2**	1
$130,000 - $139,999			**-**	1
$140,000 - $149,999			**1**	-
$150,000 - $159,999			**-**	1
$160,000 - $169,999			**-**	1

	Consolidated		The Company	
	2002	2001	**2002**	2001
	$	$	**$**	$
24. AUDITORS' REMUNERATION				
Amounts received or due and receivable by the auditors of the Company for:				
- audit services	**32,000**	25,750	**32,000**	25,750
- other audit regulatory services	**52,250**	750	**52,250**	750
	84,250	26,500	**84,250**	26,500
Other services				
- taxation services	**5,336**	21,969	**5,336**	21,969
- other assurance services	**48,200**	26,750	**48,200**	26,750
	53,536	48,719	**53,536**	48,719
Total	**137,786**	75,219	**137,786**	75,219

Other audit regulatory services and other assurance services are primarily costs incurred in relation to the Company's US-GAAP audit opinions required in relation to our American Depository Receipts (ADR) SEC filings.

25. RELATED PARTIES

DIRECTORS

The names of persons who were directors of BresaGen Limited during the financial year are J Hasker, JR Smeaton, PR Hart, PR Jenkins, CA Juttner, J Kucharczyk, R Mazzocchi, GN Vaughan.

Details of directors' remuneration are set out in Note 23.

Directors' holdings of shares and share options

The interests of directors of the reporting entity and their director–related entities in shares and share options of entities within the consolidated entity at year end are set out below:

	Consolidated	
	2002 Number held	2001 Number held
BresaGen Limited		
- Ordinary Shares	**1,778,104**	1,773,104
- Options over Ordinary Shares	**776,782**	1,141,964

Directors' transactions in shares and share options

During the year 5,000 shares were purchased by a related entity of a director of the Company.

Other transactions with the Company or its controlled entities

Dr Kucharczyk acted as a consultant to BresaGen, Inc during the financial year. The amount expensed during the year relating to this consultancy was $442,960.

	Consolidated		The Company	
	2002 $	2001 $	**2002 $**	2001 $
Loans to directors				
Dr AJ Robins	**287,813**	203,072	-	-

Dr AJ Robins is a director of BresaGen, Inc. A loan totaling $196,385 (US$100,000) was made to Dr Robins in December 2000 and a further $94,868 (US$50,000) in August 2001. Interest is payable on the loan at 6.0% p.a. The principal and interest is repayable on the second anniversary of the loan or the sale of the borrower's Australian residence. Interest payments are required after the first anniversary of the loan or at some other mutually agreed time. Interest receivable on the loan totalled $21,524, consolidated and Nil, the Company at 30 June 2002 ($6,687: 30 June 2001). The loan is denominated in US dollars and converted to Australian Dollars at the rate applicable on balance date.

25. RELATED PARTIES (continued)

WHOLLY OWNED GROUP

Details of interests in wholly owned controlled entities are set out at Note 21. Details of dealings with these entities are set out below:

Transactions

The aggregate amounts included in the loss from ordinary activities before income tax expense that resulted from transactions with wholly owned controlled entities are:

	Consolidated		The Company	
	2002 $'000	2001 $'000	**2002 $'000**	2001 $'000
Interest revenue	**-**	-	**256**	81

Loans

The loan to BresaGen, Inc (Note 7) is repayable at call. Interest is charged monthly at the market rate (currently 6.00% pa), on the outstanding balance.

Balances of entities within the wholly-owned group

The aggregate amounts receivable from, and payable to wholly-owned controlled entities by the Company at balance date:

	2002 $'000	2001 $'000
Receivables		
Non-current	**6,643**	2,665

OTHER RELATED PARTIES

Transactions

Adelaide University and its controlled entity, Adelaide Research and Innovation Pty Ltd (formerly Luminis Pty Ltd) are related parties of the consolidated entity.

25. RELATED PARTIES (continued)

During the year the following transactions were entered into in the ordinary course of business and on normal terms and conditions.

	2002 $'000	2001 $'000
Revenue		
Cost reimbursement	-	41
Collaborative Research Grants	75	55
Expenditure		
(i) University of Adelaide		
Rent and other occupancy costs	72	73
Reimbursement for research materials and consumables used	53	78
Contributions to Collaborative Research Grants	118	87
Consultancy Fees	52	47
(ii) Adelaide Research and Innovation		
Consultancy Fees	-	6
Royalties	27	22
Contract Research	2,080	1,361

Balances

The aggregate amounts receivable from and payable to Adelaide University and Adelaide Research and Innovation Pty Ltd by the consolidated entity at balance date:

	2002 $'000	2001 $'000
Receivables		
Current	68	17
Creditors and other liabilities		
Current	181	70

26. EARNINGS PER SHARE

The net loss shown as per the statement of financial performance of $11,861,000 has been used to calculate basic and diluted earnings per share.

The company has only one class of ordinary shares with no variation in the entitlement to dividends.

The 5,248,516 (2001: 11,176,424) options outstanding have not been included as potential ordinary shares used in the calculation of diluted earnings per share as based on conditions at 30 June 2002, it is not probable that options will be exercised at any time in the near future.

	2002	2001
Weighted average number of potential ordinary shares used in the calculation of basic and diluted earnings per share	54,341,190	46,371,664

27. NOTES TO THE STATEMENTS OF CASH FLOWS

(i) Reconciliation of cash

For the purpose of the Statements of Cash Flows, cash includes cash on hand and at bank and deposits at call. Cash as at the end of the financial year as shown in the Statements of Cash Flows is as per the disclosure in the Statements of Financial Position and Note 4.

(ii) Reconciliation of Operating Profit after income tax to net cash provided by operating activities

	Consolidated		The Company	
	2002 $'000	2001 $'000	**2002 $'000**	2001 $'000
Operating profit/(loss) after income tax	**(11,861)**	(6,496)	**(14,554)**	(4,031)
Add/(less) items classified as investing/financing activities:				
- (Profit)/loss on sale of non-current assets	**20**	9	**20**	9
- Finance charges on capitalised leases	**-**	5	**-**	5
- Shares issued in lieu of cash	**59**	-	**59**	-
Add/(less) non-cash items:				
- Amortisation of patents	**8**	8	**8**	8
- Amortisation of core technology licenses	**46**	97	**46**	47
- Amortisation of intellectual property	**188**	92	**188**	92
- Amortisation of leasehold improvements	**1**	4	**1**	4
- Write off of intangibles	**2,583**	-	**2,583**	-
- Employee provisions	**269**	261	**269**	261
- Depreciation of plant and equipment	**196**	243	**178**	231
- Gain/Loss on write back of loan	**3**	1	**3**	1
- Foreign currency translation gain	**20**	(17)	**-**	-
- Debt extinguished	**-**	-	**-**	110
- Diminution in value of investment in controlled entity	**-**	-	**7,386**	169
Net cash provided by/(used in) operating activities before change in assets and liabilities	**(8,468)**	(5,793)	**(3,813)**	(3,094)
Change in assets and liabilities during the financial year adjusted for effects of purchase and disposal of controlled entities during the financial year:				
(Increase)/decrease in inventories	**(105)**	21	**(36)**	21
(Increase)/decrease in prepayments	**(92)**	62	**(60)**	78
(Increase)/decrease in trade debtors	**98**	5	**98**	5
(Increase)/decrease in other debtors	**35**	(474)	**35**	(474)
(Increase)/decrease in other loans	**16**	-	**-**	-
(Increase)/decrease in loan to controlled entity	**-**	-	**(3,979)**	(2,672)
(Increase)/decrease in loan to associated entity	**3**	-	**3**	-
(Decrease)/increase in deferred income	**310**	(186)	**310**	(186)
(Decrease)/increase in trade creditors	**34**	(340)	**41**	21
(Decrease)/increase in other creditors	**422**	1	**517**	1
(Decrease)/increase in employee provisions	**(223)**	(229)	**(223)**	(229)
Net cash provided by/(used in) operating activities	**(7,970)**	(6,933)	**(7,107)**	(6,529)

27. NOTES TO THE STATEMENTS OF CASH FLOWS (continued)

(iii) Non-cash financing and investment activities

During the financial year the consolidated entity acquired property, plant and equipment with an aggregate fair value of Nil (2001: $32,534) by means of finance leases. In the prior financial year, the consolidated entity acquired an overseas subsidiary by the issue of shares and options valued at $12,620,600 (Note 21). These acquisitions are not reflected in the Statements of Cash Flows.

28. FINANCING ARRANGEMENTS

	Consolidated		The Company	
	2002 $'000	2001 $'000	**2002 $'000**	2001 $'000
The consolidated entity has access to the following lines of credit:				
Total facilities available:				
Autopay facility	**185**	150	**185**	150
Company credit cards	**21**	21	**21**	21
Long term loan	**8,024**	-	**8,024**	-
Performance guarantee	**-**	1	**-**	1
	8,230	172	**8,230**	172
Facilities utilised at balance date:				
Autopay facility	**-**	-	**-**	-
Company credit cards	**10**	4	**10**	4
Long term loan	**290**	-	**290**	-
Performance guarantee	**-**	-	**-**	-
	300	4	**300**	4
Facilities not utilised at balance:				
Autopay facility	**185**	150	**185**	150
Company credit cards	**11**	17	**11**	17
Long term loan	**7,734**	-	**7,734**	-
Performance guarantee	**-**	1	**-**	1
	7,930	168	**7,930**	168

The Autopay and Company credit card facilities described above are secured by a letter of acknowledgment by the Company that any monies that become owing or payable to the Company's bankers, from the use of those facilities, may be applied against deposits at call held with the bank totalling $206,000 (2001: $179,340) at balance date.

The long term loan is secured against land and buildings.

29. EMPLOYEE ENTITLEMENTS

Aggregate liability for employee entitlements including on-costs are disclosed in Note 13 to these accounts.

Number of employees

	Consolidated		The Company	
	2002	2001	**2002**	2001
Number of employees at year end	**54**	53	**45**	45

Employee share options schemes

Employee Options Incentive Plan post 24 June 1999
The details of the plan were included in the Company's initial Prospectus dated 23 July 1999.

Eligibility: To be eligible to participate in the Plan the person must be:

- an employee of any BresaGen Company and has been an employee for not less than 12 months (or such shorter period as the directors may determine); or
- be a Director of a BresaGen Company; or
- employed by Luminis Pty Ltd as a researcher on the Cell Therapy Project for a continuous period of not less than 12 months.

Exercise Price: The exercise price of any option is the amount determined by the directors. The exercise price must not be less than $0.20 per share.
Exercise Period: An optionholder may exercise any employee option during the exercise period specified for that employee option.
Lapse of Options: Employee options lapse on the date on which the optionholder ceases to be an eligible employee for any reason other than death or retirement.

Generally options provided to employees from October 1999 vest over three years beginning 12 months from date of issue.

Employee Options Incentive Plan pre 24 June 1999
This plan was in place prior to the listing of the Company in September 1999. The details of the plan were included in the Company's prospectus dated 23 July 1999.

BresaGen issued 2,467,084 options pursuant to the previous Employee Options Incentive Plan. The terms of the previous Plan are substantially the same as those of the current Plan, except for the following points:

Exercise Price: The minimum exercise price under the previous Plan was $1.00 per option on a pre-capital reconstruction basis.
Exercise Period: The exercise period could not exceed 5 years.

Management Option Plan
The options issued pursuant to this plan were approved by Shareholders at an Extraordinary General Meeting on 9 November 2000.

The Company issued 1,000,000 options to management under an option plan established In November 2000, at the time of the merger of CytoGenesis, Inc. with BresaGen, Inc. The terms of these options have been structured in such a way as to provide management with an incentive to work towards realising the benefits of this merger.

29. EMPLOYEE ENTITLEMENTS (continued)

Exercise Price: $1.50 per option.

Vesting Terms:

325,000 options are exercisable on BresaGen's share price trading at $2.00 or above for 5 consecutive days. 325,000 options are exercisable on BresaGen's share price trading at $2.50 or above for 5 consecutive days. 350,000 options are exercisable on BresaGen's share price trading at $3.00 or above for 5 consecutive days.

Exercise Period: All options will lapse five years after issue.

The total number of employee options issued and outstanding are as follows:

Issue date	Expiry date	Exercise price	Options Issued	Options exercised and shares issued		Total options available to be exercised		Total options not yet vested		Total options not available as lapsed unexercised Note (a)	
			'000	2002 '000	2001 '000	2002 '000	2001 '000	2002 '000	2001 '000	2002 '000	2001 '000
25 Sept 1996	24 Sept 2001	$0.85	1,636	1,017	562	-	1,071	-	-	619	3
31 Oct 1997	31 Oct 2002	$1.10	365	-	-	365	365	-	-	-	-
01 Jul 1999	30 Jun 2004	$1.00	25	-	-	25	25	-	-	-	-
18 Oct 1999	18 Oct 2009	$1.00	825	43	43	499	252	249	503	34	27
29 Nov 1999	29 Nov 2009	$1.00	220	-	-	147	73	73	147	-	-
29 Nov 1999	29 Nov 2009	$1.48	125	-	-	67	33	33	67	25	25
24 Jul 2000	24 July 2010	$1.51	20	-	-	7	-	13	20	-	-
10 Oct 2000	10 Oct 2010	$1.50	432	-	-	142	-	283	432	7	-
09 Nov 2000	08 Nov 2005	$1.50	1,000	-	-	-	-	1,000	1,000	-	-
18 May 2001	01 Apr 2006	$1.50	238	-	-	32	-	63	238	143	-
06 Sep 2001	06 Sep 2011	$1.09	35	-	-	-	-	35	-	-	-
12 Oct 2001	12 Oct 2011	$0.89	120	-	-	-	-	120	-	-	-
17 Dec 2001	17 Dec 2011	$1.06	45	-	-	-	-	45	-	-	-
04 Feb 2002	04 Feb 2012	$1.13	50	-	-	-	-	50	-	-	-
			5,136	1,060	605	1,284	1,819	1,964	2,407	828	55

The total number of employee options outstanding disclosed in Note 15 to these accounts is 3,248,000 (2001: 4,226,000) being the total of all options available to be exercised plus those not as yet vested.

The terms and conditions of the options shown above are set out on the preceding page.

(a) Total options not available as lapsed unexercised result from:

- options not being exercised by the expiry date; or
- options lapsing due to the optionholder ceasing to be an employee for any reason other than death or retirement.

The market value of the shares on the dates the options were exercised ranged from $0.88 to $1.18 for options exercised during the 2002 financial year.

30. EVENTS SUBSEQUENT TO BALANCE DATE

On 23 July 2002 it was announced that the collaborative agreement between the Company and British Biotech to develop the drug E21R was terminated. The decision to terminate was made following British Biotech's decision to stop Phase II clinical trials of the drug as new pre-clinical study data failed to confirm the Company's earlier assessment of commercial prospects.

Following the termination of the contract with British Biotech the Company put together a restructuring programme and on 29 July 2002 nine redundancies were announced. The cost of the redundancies was approximately $70,000.

The financial effects of the above redundancies have not been brought to account in the financial statements for the year ended 30 June 2002. Adjustments have been made at 30 June 2002, to write off all stock and intellectual property related to the drug E21R.

31. SEGMENT INFORMATION

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise income earnings assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and expenses.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Business segments

The consolidated entity comprises the following main business segments, based on the consolidated entity's management reporting system:

Cell Therapy	Research to develop treatment for disease through the use of embryonic stem cells.
Protein Pharmaceuticals	Research and production of cost effective technology to express and purify recombinant proteins on a commercial scale.
Reproductive Biotechnology	Research to improve the efficiency of proprietary cloning methodology and develop xenotransplant technologies in pigs.

Geographical segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographic location of customers. Segment assets are based on the geographical location of the assets.

The consolidated entity's business segments operate geographically as follows:

Australia	Sales of the registered drug EquiGen® to veterinarians, receipt of grant revenue from the Australian government for research work and contract research income to conduct specific research.
United States	Sales of the registered drug EquiGen® to veterinarians and human growth hormone to research organisations.
United Kingdom	Sales of E21R and milestone payments received from British Biotech, a company with which BresaGen formerly held a collaborative agreement.
Other	Sales principally in the Middle East, Europe and New Zealand of the registered drug EquiGen®.

31. SEGMENT INFORMATION (continued)

	Cell Therapy		Reproductive Biotechnology		Protein Pharmaceuticals		Consolidated	
Primary Reporting *Business Segments*	**2002 $'000**	2001 $'000	**2002 $'000**	2001 $'000	**2002 $'000**	2001 $'000	**2002 $'000**	2001 $'000
Revenue								
Total Segment revenue	**1,358**	1,046	**732**	817	**2,546**	2,587	**4,636**	4,450
Other unallocated revenue							**1,413**	1,321
Total revenue	**1,358**	1,046	**732**	817	**2,546**	2,587	**6,049**	5,771
Result								
Segment result	**(5,299)**	(3,433)	**(23)**	(26)	**(3,907)**	(756)	**(9,229)**	(4,215)
Unallocated corporate expenses							**(2,632)**	(2,281)
Profit from ordinary activities before income tax							**(11,861)**	(6,496)
Income tax expense							**-**	-
Net profit							**(11,861)**	(6,496)
Depreciation and amortisation	**14**	82	**6**	11	**370**	295	**390**	388
Non-cash expenses other than depreciation and amortisation	**5**	15	**37**	28	**131**	123	**173**	166
Individually significant items								
Write off on Intangibles	**-**	-	**-**	-	**(2,583)**	-	**(2,583)**	-
Inventory write-off	**-**	-	**-**	-	**(267)**	-	**(267)**	-
Assets								
Segment assets	**13,277**	13,145	**416**	192	**2,175**	5,022	**15,868**	18,359
Unallocated corporate assets							**18,604**	26,373
Consolidated total assets							**34,472**	44,732
Liabilities								
Segment liabilities	**518**	2	**166**	136	**355**	287	**1,039**	425
Unallocated corporate liabilities							**1,567**	1,076
Consolidated total liabilities							**2,606**	1,501
Acquisitions of non-current assets	**120**	150	**9**	1	**278**	296	**407**	447
Unallocated acquisition of non-current assets							**1,798**	110
Consolidated asset acquisitions							**2,205**	557

31. SEGMENT INFORMATION (continued)

	Australia		United States		United Kingdom		Other		Consolidated	
	2002 $'000	2001 $'000	**2002 $'000**	2001 $'000	**2002 $'000**	2001 $'000	**2002 $'000**	2001 $'000	**2002 $'000**	2001 $'000
Secondary reporting										
Geographical Segments										
External segment revenue by location of customers	**2,891**	3,121	**735**	608	**797**	611	**214**	110	**4,637**	4,450
Segment assets by location of assets	**4,827**	7,386	**11,041**	10,973	**-**	-	**-**	-	**15,868**	18,359
Acquisition of non-current assets	**390**	374	**17**	73	**-**	-	**-**	-	**407**	447

1. In the opinion of the directors of BresaGen Limited:

(a) the financial statements and notes, set out on pages 24 to 59 are in accordance with the Corporations Act 2001, including:

   (i) giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2002 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

   (ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. There are reasonable grounds to believe that the Company and its subsidiaries identified in Note 21 will, be able to meet any obligations or liabilities to which they are or may become subject by virtue of the Deed of Cross Guarantee between the Company and those subsidiaries pursuant to ASIC Class Order 98/1418.

Dated at Adelaide this day of 6th September 2002.

Signed in accordance with a resolution of the directors.

PR Hart

KPMG

Independent audit report to the members of BresaGen Limited

Scope

We have audited the financial report of BresaGen Limited ("the Company") for the financial year ended 30 June 2002, consisting of the statements of financial performance, statements of financial position, statements of cash flows, accompanying notes 1 to 31, and the directors' declaration. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the year or from time to time during the financial year. The Company's directors are responsible for the financial statements. We have conducted an independent audit of these financial statements in order to express an opinion on them to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial statements are free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of BresaGen Limited is in accordance with:

(a) the Corporations Act 2001, including:

 (i) giving a true and fair view of the Company's and the consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

 (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

KPMG

KPMG

A Santin
Partner

Adelaide

9th September 2002

Additional information required by the Australian Stock Exchange Limited Listing Rules and not disclosed elsewhere in this report.

Cash Usage

The cash and assets that the entity had, at the time of admission to the Australian Stock Exchange, in a form readily convertible to cash have been used in a way consistent with the entity's business objectives.

SHAREHOLDINGS

Substantial Shareholders

The number of shares held by the substantial shareholder as at 30 August 2002 were:

	Ordinary
Luminis Pty Ltd	7,747,526

Class of shares and voting rights

At 30 August 2002, there were 4,080 holders of the ordinary shares of the company. The voting rights attaching to the ordinary shares, set out in clause 34 of The Company's Constitution are:

34.1 "Subject to the Corporations Act 2001, this Constitution and to any rights or restrictions attaching to any class of Shares, at meetings of Members or classes of Members each Member may vote and:

(a) on a show of hands every Member has one vote;

(b) on a poll every Member has:

(i) one vote for each fully paid Shares held by the Member; and

(ii) for each partly paid Share held by the Member, a fraction of a vote equivalent to the proportion which the amount paid (not credited) on the Share is of the total amounts paid and payable (excluding amounts credited) on the Share."

At 30 August 2002 there were options over 4,983,516 unissued ordinary shares. There are no voting rights attached to the unissued ordinary shares. Voting rights will be attached to the unissued ordinary shares when the options have been exercised.

On-market buy-back

There is no current on-market buy back.

SHAREHOLDINGS (continued)

Distribution of shareholders (as at 30 August 2002)

Category	Number of Shareholders Ordinary	Options
1 - 1,000	1,026	-
1,001 - 5,000	2,165	-
5,001 - 10,000	495	18
10,001 - 100,000	344	31
100,001 and over	50	6
	4,080	55

Twenty largest shareholders (as at 30 August 2002)

Name	Number of ordinary shares held	Percentage of capital held
Luminis Pty Ltd	7,747,526	14.2
MDP Holdings, Inc	2,633,520	4.8
Cambooya Pty Ltd	2,200,313	4.0
ANZ Nominees Limited	1,863,264	3.4
Hambro-Grantham Investments Limited	1,799,016	3.3
3i Bioscience Investment Trust plc	1,594,696	2.9
Invia Custodian Pty Ltd	1,350,000	2.5
Commonwealth Custodial Services Limited	1,177,245	2.2
British Biotech plc	1,101,290	2.0
National Nominees Limited	958,909	1.8
Dr John Kucharczyk	753,415	1.4
Mr Rudy Mazzocchi	753,415	1.4
Dr Steve Stice	753,415	1.4
Queensland Investment Corporation	599,713	1.1
Mr Frank Groenewegen	579,550	1.1
National Australia Trustees Limited	572,000	1.1
Australian United Investment Company Limited	500,000	0.9
Stice-Reiter Family Limited	463,640	0.9
Mr Daniel Wigart	463,640	0.9
Mr Gunnar Pah	405,685	0.7
	28,270,252	52.0

Restricted Securities

As at 30 August 2002 the following issued securities were subject to voluntary escrow:

	Amount	Date Restriction Ceases
Ordinary shares	10,000,000	Not known (refer Note 20)
Ordinary shares	4,237,113	14 November, 2002

OFFICES AND OFFICERS

Company Secretary
Mr Linton Wayne Paul Burns, CA

Principal Registered Office
38-39 Winwood Street
THEBARTON SA 5031
Telephone (08) 8234 2660
Facsimile (08) 8234 6268

Location of share registry
Adelaide
Computershare Registry
Level 5,
115 Grenfell Street
ADELAIDE SA 5000
Telephone (08) 8236 2300
Facsimile (08) 8236 2305

Stock Exchange
The Company is listed on the Australian Stock Exchange.
The Home Exchange is Adelaide, under code BGN.

American Depository Receipts (ADR's)
The ADR facility enables US investors (and others) to acquire ADR's on the basis of one ADR for every ten ordinary shares. The Bank of New York is depository banker for the level-1 sponsored programme whereby ADR's are traded on the over-the-counter market in the USA under code BSGNY.

